         INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

                 SUBJECT TO COMPLETION, DATED JANUARY 24, 1997.

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED NOVEMBER 5, 1996)

                                2,750,000 SHARES

                          EL PASO NATURAL GAS COMPANY
                                  COMMON STOCK

     All of the shares of Common Stock, par value $3.00 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by El Paso Natural Gas Company ("El Paso" or the "Company"). On January 23, 1997, the last reported sale price of the Common Stock, which is listed under the symbol "EPG" on the New York Stock Exchange ("NYSE"), was $52.25 per share. See "Price Range of Common Stock and Dividend Information".

     SEE "RISK FACTORS" BEGINNING ON PAGE S-10 FOR CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------
                                               PRICE TO THE         UNDERWRITING        PROCEEDS TO THE
                                                  PUBLIC             DISCOUNT(1)          COMPANY(2)
---------------------------------------------------------------------------------------------------------
Per Share.................................           $                    $                    $
Total(3)..................................           $                    $                    $
---------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2) Before deducting expenses estimated at $300,000, which will be payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 412,500 shares at the price to the public, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total price to the public, underwriting discount and
    proceeds to the Company will be $          , $          and $          ,
    respectively. See "Underwriting".

     The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the shares will be made in New York, New
York on or about            , 1997.

DONALDSON, LUFKIN & JENRETTE
          SECURITIES CORPORATION
                            GOLDMAN, SACHS & CO.
                                                   MERRILL LYNCH & CO.

         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS             , 1997.

                                     [MAP]


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated by reference herein or therein. Capitalized terms used in this Prospectus Supplement but not defined herein have the meanings assigned to them in the accompanying Prospectus if defined therein. Certain capitalized terms relating to the Company's recent acquisition of El Paso Tennessee Pipeline Co. (which holds the business of Tenneco Energy (as defined)) and related transactions are defined herein under "Unaudited Pro Forma Financial Information". References herein to "Bcf" mean billion cubic feet and "MMcf" mean million cubic feet. Unless otherwise indicated herein, the information in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting".

                                  THE COMPANY

     The Company, which operates under the name El Paso Energy Corporation, owns and operates one of the nation's largest integrated natural gas systems, with pipelines extending from coast to coast. The Company's principal operations include the interstate and intrastate transportation, gathering and processing of natural gas; the marketing of natural gas, natural gas liquids, electricity, crude oil and refined products; and the development and operation of energy infrastructure facilities worldwide. El Paso owns or has interests in over 28,000 miles of interstate and intrastate pipeline and 7,900 miles of gathering systems connecting the nation's principal natural gas supply regions to the four largest consuming regions in the United States, namely the Gulf Coast, California, the Northeast and the Midwest. During the first nine months of 1996, the average volumes transported, gathered or treated on the Company's interstate and intrastate pipeline systems totalled approximately 12.3 Bcf per day of natural gas, or approximately one-fifth of estimated total U.S. natural gas demand (pro forma for the December 12, 1996 acquisition of El Paso Tennessee Pipeline Co. ("El Paso Tennessee"); see "-- Recent Events -- Acquisition of Tenneco Energy"). The Company has segregated its activities into three business segments: (i) natural gas transmission; (ii) field and merchant services; and
(iii) corporate and other, which includes the Company's international development activities.

     The natural gas transmission segment is comprised of five interstate pipeline systems: (i) El Paso Natural Gas Company, which connects natural gas supply regions in New Mexico, Texas, Oklahoma and Colorado to markets in California, Nevada, Arizona, New Mexico, Texas and northern Mexico (the "EPNG System"); (ii) Tennessee Gas Pipeline Company, which extends from natural gas supply regions in Texas and Louisiana, including the Gulf of Mexico, to the northeastern region of the United States, including the New York City and Boston metropolitan areas (the "TGP System"); (iii) Midwestern Gas Transmission Company, which extends from a connection with the TGP System at Portland, Tennessee to Chicago, Illinois and principally serves the Chicago metropolitan area (the "Midwestern System"); (iv) East Tennessee Natural Gas Company, which extends from the TGP System to serve the states of Tennessee, Virginia and Georgia (the "East Tennessee System"); and (v) Mojave Pipeline Company, which connects the EPNG System in Arizona to customers in the vicinity of Bakersfield, California (the "Mojave System", and, collectively with the EPNG System, the TGP System, the Midwestern System and the East Tennessee System, the "Interstate System"). The Interstate System totals approximately 26,000 miles of transmission pipeline.

     The field and merchant services segment provides gathering, products extraction, treating, compression and intrastate transmission services. In addition, the segment purchases, markets and trades natural gas, natural gas liquids, electricity, crude oil and refined products, and provides risk management services associated with these commodities. This segment owns or has interests in approximately 7,900 miles of gathering systems located in the country's most prolific and active gas production areas, including the San Juan, Anadarko and Permian Basins and East Texas, South Texas, Louisiana and the Gulf of Mexico. In addition, this segment owns or has interests in approximately 1,550 miles of intrastate transmission pipeline, which supply natural gas to the Interstate System and support the Company's trading and marketing operations. The field and merchant services segment also owns or has interests in 18 natural gas processing and treating facilities. This segment gathered, processed or treated an average of 2.7 Bcf per day and sold

83 million gallons of natural gas liquids during the three months ended September 30, 1996 (pro forma for the acquisition of El Paso Tennessee). During that three-month period (pro forma for the acquisition of El Paso Tennessee), the Company was among the largest domestic marketers and traders of natural gas, with volumes averaging 7.2 Bcf per day.

     The Company's corporate and other segment includes the Company's international development activities, as well as certain other corporate activities. The international development unit builds, owns or operates international energy infrastructure projects. These operations include ownership interests in (i) two major existing natural gas transmission systems in Australia, (ii) natural gas transmission and power generation assets currently under construction in Indonesia, Mexico and Peru, and (iii) three domestic power generation plants currently in operation. The international development unit also has various energy-related infrastructure projects in advanced stages of development in Bolivia, Brazil, Hungary, Mexico and Pakistan.

                               BUSINESS STRATEGY

     The Company seeks to be a leader in the North American energy industry and an active participant in the development of energy infrastructure internationally. To achieve its business and financial objectives, the Company's strategy is to: (i) generate stable earnings and significant free cash flow from its Interstate System through long-term customer settlements and cost reengineering and by maximizing throughput; (ii) reinvest the Company's free cash flow in projects that complement and expand its non-regulated businesses, as well as in selected projects in regulated businesses that are capable of generating incremental returns; and (iii) develop new areas for expansion in the energy industry, including strategic acquisitions and joint ventures. The Company is pursuing this strategy to capitalize on emerging trends in the energy industry, including the growing worldwide demand for energy infrastructure, the deregulation of the natural gas and electricity industries in the United States, and the active oil and gas development in those domestic basins where the Company has significant existing assets and operations.

     The Company believes that its recent acquisition of El Paso Tennessee enhances the Company's ability to achieve its objectives. El Paso has begun to apply its strategy to El Paso Tennessee by resolving take-or-pay and other contractual issues with gas suppliers; negotiating and reaching a preliminary settlement with customers regarding the recovery of take-or-pay and other disputed transition costs; integrating the operations of El Paso Tennessee with those of El Paso; and making commitments to invest in certain international opportunities arising from the acquisition of El Paso Tennessee. The complementary operational and geographical fit of the assets of El Paso and El Paso Tennessee is expected to provide the critical mass necessary to allow the Company to compete more effectively in the deregulating energy environment.

                                 RECENT EVENTS

ACQUISITION OF TENNECO ENERGY

     On December 12, 1996, El Paso Merger Company, an indirect subsidiary of El Paso ("El Paso Merger Sub"), and Tenneco Inc. ("Old Tenneco") completed a merger (the "Merger") in which El Paso Merger Sub merged with and into Old Tenneco, which became an indirect subsidiary of El Paso. In the Merger, Old Tenneco changed its name to "El Paso Tennessee Pipeline Co." (referred to herein as "El Paso Tennessee"). Prior to the Merger, Old Tenneco and its subsidiaries, including Tennessee Gas Pipeline Company ("TGP"), effected various intercompany transfers and distributions which restructured, divided and separated their businesses, assets and liabilities so that all the assets, liabilities and operations related to their automotive parts, packaging and administrative services businesses (collectively, the "Industrial Business") and their shipbuilding business (the "Shipbuilding Business") were spun-off to Old Tenneco's then existing common stockholders (the "Distributions"). The entity consisting of the Shipbuilding Business is named Newport News Shipbuilding Inc. ("Newport News") and the entity consisting of the Industrial Business has been subsequently renamed "Tenneco Inc." ("New Tenneco"). Following the Distributions, the remaining existing and discontinued operations of Old Tenneco consisted primarily of those operations related to the transmission and marketing of natural gas ("Tenneco Energy"). As a result of the Merger, El Paso indirectly owns 100% of the common stock of El Paso Tennessee, representing at the effective time of the Merger approximately 75% of the equity value of El Paso Tennessee; the balance of the equity value of El Paso Tennessee is held by the holders of its 8 1/4% Cumulative Preferred Stock, Series A (the "Series A Preferred Stock"), which was originally issued in a registered public offering in November 1996 and remains outstanding.

     The consideration paid by El Paso in the Merger consisted of:

      (i) the retention after the Merger of approximately $2.6 billion of debt and preferred stock obligations of Old Tenneco, subject to certain adjustments (which obligations included (1) approximately $200 million of public debt of Old Tenneco outstanding at the effective time of the Merger, (2) approximately $2.1 billion of debt of Old Tenneco outstanding at the effective time of the Merger under a $3.0 billion Revolving Credit and Competitive Advance Facility Agreement dated as of November 4, 1996 (the "El Paso Tennessee Credit Agreement"), among Old Tenneco, the banks and other financial institutions party thereto and The Chase Manhattan Bank, as agent, which is guaranteed by the Company, and (3) $300 million of the Series A Preferred Stock);

      (ii) the issuance of 18.8 million shares of Common Stock of El Paso valued at approximately $914 million, based on a closing price per share of Common Stock on the NYSE of $48.625 on December 9, 1996, to the holders of Old Tenneco's common stock and two series of its preferred stock; and

     (iii) the retention of liabilities related to certain discontinued businesses of Old Tenneco which El Paso has estimated to be approximately $600 million.

     In December 1996, the Company (i) received approximately $400 million from the sale by El Paso Tennessee of a 70% interest in two Australian pipelines and a related project financing, and (ii) completed the sale of El Paso Tennessee's oil and gas exploration, production and financing units, formerly known as Tenneco Ventures Corporation and Tenneco Gas Production Corporation (collectively, "Tenneco Ventures"), for approximately $105 million (the foregoing transactions are referred to herein as the "Monetization Transactions"). The net cash proceeds from the Monetization Transactions were used to repay outstanding borrowings under the El Paso Tennessee Credit Agreement. In addition, as market conditions may allow, El Paso may refinance outstanding indebtedness under the El Paso Tennessee Credit Agreement through a sale of senior debt securities of TGP.

TAKE-OR-PAY AND CUSTOMER SETTLEMENTS

     For a description of recent take-or-pay and customer settlements, including those involving the TGP System, see "The Company -- FERC Proceedings".

PRELIMINARY RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996

     The following table presents certain unaudited preliminary results of operations data for the year ended December 31, 1996, which included the operating results of El Paso Tennessee for the 20-day period following the Merger. The Company's consolidated financial statements for the year ended December 31, 1996 have not yet been audited and are not currently available. The results of operations data set forth below with respect to the year ended December 31, 1995 are derived from, and are qualified by reference to, the audited consolidated financial statements and notes thereto contained in El Paso's Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 Form 10-K"), which is incorporated by reference into the accompanying Prospectus.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                        ------------------------
                                                           1996           1995
                                                        -----------     --------
(IN MILLIONS, EXCEPT PER SHARE DATA)                    (UNAUDITED)
Operating revenues....................................    $3,010         $1,038
Operating expenses:
  Employee separation and asset impairment charge.....        99            --
  Other operating expenses............................     2,741           826
                                                          ------         -----
Operating income......................................       170           212
Interest expense......................................       110            86
Other (income) expense, net...........................        (5)           (7)
Minority interest.....................................         2            --
                                                          ------         -----
Income before income taxes............................        63           133
Provision for income taxes............................        25            48
                                                          ------         -----
Net income available to Common Stock..................    $   38         $  85
                                                          ======         =====
Net income per share of Common Stock..................    $ 1.06         $2.47
                                                          ======         =====

     On January 22, 1997, the Company reported net income available to Common Stock of $38 million, or $1.06 per share of Common Stock, for the year ended December 31, 1996, which included the operating results of El Paso Tennessee for the 20-day period following the Merger. Before the $99 million pre-tax charge taken in the first quarter of 1996 for employee separation and asset impairment and the $8 million pre-tax charge taken in the fourth quarter for relocating the corporate headquarters from El Paso to Houston in connection with the Merger, earnings rose by 15% to $103 million, or $2.85 per share of Common Stock. In 1995, the Company reported net income available to Common Stock of $85 million, or $2.47 per share of Common Stock.

     On January 22, 1997, the Company declared a quarterly dividend of $0.365 per share on the Company's outstanding Common Stock, payable on April 1, 1997 to stockholders of record on March 14, 1997. This represents a five percent increase from the former quarterly dividend of $0.3475 per share of Common Stock and an eight percent average annual dividend growth rate since the Company's initial public offering in March 1992.

                                  THE OFFERING

Common Stock offered hereby...........     2,750,000 shares(1)

Common Stock to be outstanding after
the
  Offering............................     58,171,622 shares(1)(2)

Use of proceeds.......................     To purchase a subordinated series of
                                             preferred stock (the "Subordinated
                                             El Paso Tennessee Preferred Stock")
                                             from El Paso Tennessee. El Paso
                                             Tennessee will use the proceeds
                                             from the sale of the Subordinated
                                             El Paso Tennessee Preferred Stock
                                             to repay a portion of its long-term
                                             debt outstanding under the El Paso
                                             Tennessee Credit Agreement. See
                                             "Use of Proceeds".

NYSE symbol...........................     EPG
---------------

(1) Assumes the Underwriters' over-allotment option is not exercised. If such over-allotment option is exercised, up to an additional 412,500 shares of Common Stock will be issued and sold by the Company. See "Underwriting".

(2) Based on the number of shares of Common Stock outstanding on January 21, 1997. Excludes 4,276,785 shares of Common Stock issuable upon exercise of outstanding stock options granted to certain directors and employees of the Company pursuant to the Company's stock option plans.

                                  RISK FACTORS

     Prospective investors should carefully consider certain matters relating to an investment in the Common Stock. See "Risk Factors".

     SUMMARY HISTORICAL CONSOLIDATED AND PRO FORMA COMBINED FINANCIAL DATA

     The summary historical consolidated financial data set forth below for each of the five fiscal years ended December 31, 1995 have been derived from the Company's financial statements. The financial statements for each of the five fiscal years for the period ended December 31, 1995 have been audited by Coopers & Lybrand L.L.P., independent public accountants. The summary historical consolidated financial data set forth below as of and for each of the interim nine month periods ended September 30, 1996 and 1995 were derived from the unaudited interim financial statements of El Paso and its consolidated subsidiaries for those periods. In the opinion of the Company's management, the Company's summary historical consolidated financial data as of and for the unaudited interim nine months ended September 30, 1996 and 1995 include all adjusting entries (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The results of operations for the unaudited interim nine months ended September 30, 1996 should not be regarded as indicative of the results that may be expected for the full year.

     The summary unaudited pro forma combined financial data as of and for the nine months ended September 30, 1996 and for the year ended December 31, 1995 have been prepared to reflect: (i) certain El Paso Tennessee restructuring and realignment transactions effected prior to the Merger; (ii) the Merger; and
(iii) the Refinancing Transactions (as defined) (including the Offering and the application of the proceeds therefrom as described in "Use of Proceeds"). The unaudited pro forma combined financial position data have been prepared as if such transactions occurred on September 30, 1996; the unaudited pro forma combined operating results data have been prepared as if such transactions occurred as of January 1, 1995. The summary unaudited pro forma combined financial data are not necessarily indicative of actual operating results or financial position had the transactions occurred as of the dates indicated above, nor do they purport to indicate future operating results or financial position.

     The information presented below should be read in conjunction with the historical financial statements and notes thereto contained in the 1995 Form 10-K and the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1996, which are incorporated by reference in the accompanying Prospectus, and in conjunction with the Unaudited Pro Forma Combined Financial Statements of El Paso and El Paso Tennessee and notes thereto included elsewhere in this Prospectus Supplement. See "Unaudited Pro Forma Financial Information".

                                                                               YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------------------
                                                             (UNAUDITED)
                                                             -----------                     HISTORICAL
                                                              PRO FORMA     --------------------------------------------
                                                                1995        1995(A)    1994    1993(B)    1992     1991
                                                             -----------    -------   ------   -------   ------   ------
                                                                       (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
OPERATING RESULTS DATA
  Operating revenues........................................   $2,912       $1,038    $  870   $  909    $  803   $  735
  Depreciation, depletion and amortization..................      284           72        65       54        73       61
  Litigation special charge.................................       --           --        15       --        --       --
  Operating income..........................................      326          212       222      229       185      185
  Income from continuing operations before income taxes and
    minority interest.......................................      199          133       148      151       123      141
  Income taxes..............................................        7           48        58       59        47       52
  Minority interest.........................................       25           --        --       --        --       --
  Income from continuing operations.........................      167           85        90       92        76       89
  Net income available to Common Stock......................      167           85        90       92        76       89
  Net income per share of Common Stock from continuing
    operations..............................................     2.98         2.47      2.45     2.46      2.12     2.82
  Cash dividends declared per share of Common Stock(c)......     1.32         1.32      1.21     1.10      0.75       --
  Average shares of Common Stock outstanding (in
    thousands)..............................................   56,038       34,495    36,632   37,212    36,049   31,422

                                                                                            DECEMBER 31,
                                                                            --------------------------------------------
                                                                            1995(A)    1994    1993(B)    1992     1991
                                                                            -------   ------   -------   ------   ------
                                                                                           (IN MILLIONS)
FINANCIAL POSITION DATA
  Total assets..............................................                $2,535    $2,332   $2,270    $2,051   $2,302
  Short-term debt...........................................                   286       114        7        --      251
  Long-term debt(d).........................................                   772       779      796       637      875
  Stockholders' equity......................................                   712       710      708       669      815

                                                                NINE MONTHS ENDED SEPTEMBER 30,
                                                             -------------------------------------
                                                                          (UNAUDITED)
                                                             -------------------------------------
                                                                                  HISTORICAL
                                                             PRO FORMA       ---------------------
                                                               1996          1996(A)       1995(A)
                                                             ---------       -------       -------
                                                                (IN MILLIONS, EXCEPT PER SHARE
                                                                           AMOUNTS)
OPERATING RESULTS DATA
  Operating revenues........................................  $3,899         $1,938        $  629
  Depreciation, depletion and amortization..................     190             66            52
  Employee separation and asset impairment charge(e)........      99             99            --
  Operating income..........................................     235             94           162
  Income from continuing operations before income taxes and
    minority interest.......................................     177             23           103
  Income taxes..............................................      45              9            40
  Minority interest.........................................      19             --            --
  Income from continuing operations.........................     113             14            62
  Net income available to Common Stock......................     113             14            62
  Net income per share of Common Stock from continuing
    operations..............................................    2.00           0.40          1.81
  Cash dividends declared per share of Common Stock.........    1.04           1.04          0.99
  Average shares of Common Stock outstanding (in
    thousands)..............................................  56,537         34,994        34,590

                                                                        SEPTEMBER 30,
                                                             -----------------------------------
                                                                         (UNAUDITED)
                                                             -----------------------------------
                                                                                HISTORICAL
                                                             PRO FORMA     ---------------------
                                                               1996        1996(A)       1995(A)
                                                             ---------     -------       -------
                                                                        (IN MILLIONS)
FINANCIAL POSITION DATA
  Total assets..............................................  $8,366       $2,774        $2,413
  Short-term debt...........................................     671          398           234
  Long-term debt(d).........................................   2,125          665           768
  Minority interest.........................................     335           --            --
  Stockholders' equity......................................   1,760          708           700

---------------

(a) Reflects the consolidation in September 1995 of Eastex Energy Inc., in December 1995 of Premier Gas Company, and in June 1996 of Cornerstone Natural Gas Company.

(b) Reflects the consolidation in May 1993 of Mojave Pipeline Company.

(c) Represents dividends declared subsequent to El Paso's March 1992 initial public offering.

(d) Excludes current maturities of long-term debt which are included in "Short-term debt".

(e) Charge of $99 million pre-tax ($60 million after tax) to reflect costs associated with the implementation of a workforce reduction plan and the impairment of certain long-lived assets. Net income per share of Common Stock from continuing operations for the nine months ended September 30, 1996 before giving effect to this charge would have been $2.11 (compared to $0.40) and $3.06 (compared to $2.00) on a historical and pro forma basis, respectively.

                                  RISK FACTORS

     In addition to the other information included in this Prospectus Supplement and the accompanying Prospectus, the following risk factors should be considered by prospective purchasers of the Common Stock.

REGULATED INDUSTRY; PENDING REGULATORY PROCEEDINGS

     The Interstate System is regulated by the Federal Energy Regulatory Commission (the "FERC") in accordance with the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. The FERC regulates the interstate transportation of natural gas, including, among other things, rates and charges allowed natural gas companies, construction, extensions and abandonments of facilities and service, rates of depreciation and amortization and accounting systems. El Paso and TGP are currently parties to various regulatory and rate proceedings relating to disputes over recovery of costs associated with contract expirations, gas supply realignment and other transition issues. The EPNG System and the TGP System have entered into comprehensive settlements with their respective customers that, if approved by the FERC, would resolve many of the contract expiration, transportation rate, gas supply realignment and other transition issues in which such systems are involved. While negotiated settlement of such disputes is encouraged by the FERC, such settlements remain subject to FERC review and approval. Whether the FERC will approve such settlements in the form filed or whether these regulatory proceedings will be otherwise resolved in a manner satisfactory to the Company cannot be predicted with certainty, and the business of the Company could be adversely affected thereby. For a description of certain regulatory proceedings in which the Company is currently involved, see "The Company -- FERC Proceedings."

HIGHLY COMPETITIVE INDUSTRY

     The regulated natural gas pipeline industry is experiencing increasing competition as a result of actions taken by the FERC to strengthen market forces throughout the industry. In a number of key markets, interstate pipelines face competitive pressure from other major pipeline systems, enabling local distribution companies and end users to choose a supplier or switch suppliers based on the short-term price of gas and the cost of transportation. The Company also faces varying degrees of competition from alternative energy sources, such as electricity, hydroelectric power, coal and oil.

     The EPNG System faces significant competition from three companies that transport natural gas to the California market, which market contributes the largest share of reservation charge revenues of that system. Competition generally occurs on the basis of delivered price. The combined capacity of the four pipelines transporting natural gas to the California market is 6.9 Bcf per day, of which the EPNG System has a capacity of 3.3 Bcf per day. In 1996, the demand for interstate pipeline capacity to California averaged 4.3 Bcf per day. Currently, the EPNG System has firm transportation contracts covering approximately 89% of its current capacity to California. Commencing in 1998, that figure could be reduced to approximately 53% due to scheduled contract capacity reductions and expirations. In March 1996, the EPNG System filed with the FERC a comprehensive offer of settlement with its customers which, if approved by the FERC, and in combination with the results of a comprehensive cost reduction program substantially completed in 1996, would largely offset the Company's financial exposure to these scheduled contract capacity reductions and expirations. However, there can be no assurance that the settlement will be approved by the FERC in the form filed. See "-- Regulated Industry; Pending Regulatory Proceedings" and "The Company -- FERC Proceedings".

     Competition between pipelines is also intense in the Louisiana and Texas supply areas of the TGP System, as well as certain customer markets served by the East Tennessee System and the Midwestern System. In some instances, the TGP System, the Midwestern System and the East Tennessee System have been required to discount their transportation rates in order to maintain their respective market shares. Additionally, transportation contracts representing approximately 70% of firm interstate transportation capacity of the TGP System will be expiring over the next five years, principally in the year 2000. Future renegotiations of TGP's existing transportation contracts and negotiations with potential new customers could be adversely affected by the foregoing or other competitive factors. There can be no assurance that TGP's existing contracts (or a substantial portion thereof) will be renegotiated or replaced or that the terms of any renegotiated or replacement contracts will be as favorable to TGP as the existing contracts. Accordingly, the Company presently is unable to ascertain whether or not the expiration and renegotiation or replacement of these transportation contracts will have a material adverse effect on the Company's consolidated financial position or results of operations.

UNCERTAINTY SURROUNDING INTEGRATION OF OPERATIONS

     El Paso is engaged in a comprehensive review of the business and operations of El Paso Tennessee and its subsidiaries and has begun to integrate the operations of El Paso Tennessee to increase operating and administrative efficiency through consolidation and reengineering of facilities, workforce reductions and coordination of purchasing, sales and marketing activities. El Paso anticipates that the complementary interstate and intrastate pipeline operations and energy marketing activities of El Paso and El Paso Tennessee should provide the combined company with increased operating flexibility and access to additional customers and markets, although the amount and timing of the realization of such benefits will depend upon the ability of El Paso to integrate successfully the business and operations of the companies, and the time period over which such integration is effected.

POTENTIAL ENVIRONMENTAL LIABILITIES

     The current and discontinued operations and activities of the Company, including those of El Paso Tennessee, are subject to various federal, state, local and foreign laws and regulations covering the discharge of material into the environment or otherwise relating to protection of the environment. In particular, the Company's pipeline facilities and its use of facilities for treating, processing, recovering or otherwise handling natural gas are subject to stringent environmental regulation by governmental authorities in the United States and in foreign jurisdictions. Such regulations have increased the costs of planning, designing, constructing, operating and abandoning facilities.

     El Paso and El Paso Tennessee have historically expended significant resources, both financial and managerial, to comply with environmental regulations and permitting requirements, and the Company anticipates that they will continue to do so in the future. Although the Company believes that its respective operations and facilities, including those of El Paso Tennessee, are in general compliance with applicable environmental laws and regulations, risks of substantial costs and liabilities are inherent in natural gas operations, and there can be no assurance that significant costs and liabilities will not be incurred in the future. Moreover, it is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies thereunder, and claims for damages to property, employees, other persons and the environment resulting from current or discontinued operations, could result in substantial costs and liabilities in the future.

OPERATING HAZARDS AND UNINSURED RISKS

     The operations of the Company are subject to the inherent risks normally associated with the transportation, gathering and processing of natural gas, including explosions, pollution and fires, each of which could result in damage to or destruction of gas transportation, gathering and processing facilities or damage to persons and property. While the Company maintains insurance against certain of such risks and in amounts that it believes to be reasonable, the occurrence of a significant event that is not fully insured against could have a material adverse effect on the Company's consolidated financial condition or results of operations.

REFINANCING AND INTEREST RATE EXPOSURE RISKS

     The business and operating results of the Company can be adversely affected by changes in the economic environment, including changes in interest rates, market perceptions of the natural gas industry or El Paso, or security ratings. As of December 31, 1996, the Company had approximately $1.6 billion of floating rate bank debt, a substantial portion of which it intends to refinance into long-term fixed rate debt. The Company's ability to refinance this debt on favorable terms will be impacted by prevailing interest rates at the time such debt is refinanced and no assurance can be made that such terms will be available. The Company's inability to refinance this debt could have a negative impact on its consolidated financial condition or results of operations.

USE OF DERIVATIVE FINANCIAL INSTRUMENTS

     In the ordinary course and conduct of its business, some of the Company's non-regulated subsidiaries that are engaged in the gathering, processing and marketing of natural gas and other energy commodities (collectively, "Energy Marketing") utilize futures and option contracts traded on the New York Mercantile Exchange ("NYMEX") and over-the-counter ("OTC") options and price and basis swaps with other gas merchants and financial institutions to hedge their price risk exposure related to inventories and fixed price commitments to purchase and sell natural gas, natural gas liquids, electricity and other energy commodities. Energy Marketing operates under a policy to seek to maintain a balanced portfolio of supply and demand contracts, utilizing the NYMEX and OTC financial markets to hedge against price volatility which may affect those obligations. In addition to its hedging activities, Energy Marketing also engages from time to time in selective trading of these financial instruments. Losses incurred as a result of derivatives transactions could have an adverse effect on the consolidated financial condition or results of operations of El Paso.

RISKS ASSOCIATED WITH FLUCTUATING NATURAL GAS AND NATURAL GAS LIQUIDS PRICES

     The revenues generated by the Company from its gathering and processing contracts are dependent upon volumes and rates, both of which can be affected by the prices of natural gas and natural gas liquids. Fluctuations in energy prices are caused by a number of factors, including regional, domestic and international demand, availability and adequacy of transportation facilities, energy legislation, federal or state taxes, if any, on the sale or transportation of natural gas and natural gas liquids and the price and abundance of supplies of alternative energy sources. Natural gas and natural gas liquids prices can also be adversely affected by weather conditions, which may result in lower energy usage or in increased availability of alternative energy sources, thereby reducing demand for these commodities.

POTENTIAL FEDERAL INCOME TAX LIABILITIES

     On October 30, 1996, the Internal Revenue Service (the "IRS") issued a private letter ruling (the "IRS Letter Ruling") to Old Tenneco, in which the IRS ruled that for U.S. federal income tax purposes (i) the Distributions would be tax-free to Old Tenneco and, except to the extent cash is received in lieu of fractional shares, to its then existing stockholders under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) that the Merger would constitute a tax-free reorganization under Section 368(a)(1)(B) of the Code, and (iii) that certain other transactions effected in connection with the Merger and Distributions would be tax-free. Such an IRS private letter ruling, while generally binding upon the IRS, is based upon certain factual representations and assumptions. If such factual representations and assumptions were incomplete or inaccurate in a material respect, or the facts upon which the IRS Letter Ruling was based are materially different from the facts at the time of the Distributions, the IRS could modify or revoke the IRS Letter Ruling retroactively. Each of El Paso, Old Tenneco, New Tenneco and Newport News has agreed to certain restrictions on its future actions to provide further assurances that the Distributions will be tax-free for federal income tax purposes.

     If the Distributions were not to qualify as tax-free distributions under
Section 355 of the Code, then, in general, a corporate level federal income tax would be payable by the consolidated group of which Old Tenneco was the common parent, which tax (assuming the internal spin-off transactions effected immediately prior to the Distributions also failed to qualify under Section 355 of the Code) would be based upon the gain (computed as the difference between the fair market value of the stock distributed and the distributing corporation's adjusted basis in such stock) realized by each of the distributing corporations upon its distribution of the stock of one or more controlled corporations to its stockholders. The corporate level federal income tax would be payable by El Paso Tennessee. Under certain limited circumstances, however, New Tenneco and Newport News have agreed to indemnify El Paso Tennessee for a defined portion of such tax liabilities. In addition, if the Merger does not qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(B) of the Code, the Distributions may not qualify as tax-free distributions under

Section 355 of the Code, in which case Old Tenneco and the Distributions would be treated in the manner described above.

     The Administration's Budget Proposal issued March 19, 1996 contains a provision that would require a distributing corporation in a transaction otherwise qualifying as a tax-free distribution under Section 355 of the Code to recognize gain on the distribution of the stock of one or more controlled corporations under certain circumstances. If such legislation were enacted, the Distributions, if ultimately subject to such legislation, may result in significant taxable gain to El Paso Tennessee under Section 355(c) of the Code.

POTENTIAL LIABILITIES RELATING TO THE MERGER

     Old Tenneco had certain actual and contingent liabilities which remained the liabilities of El Paso Tennessee after the Merger. These liabilities relate to, among other things, retiree medical and other retiree costs of former employees of Old Tenneco and its subsidiaries, litigation, environmental matters, and liabilities (including environmental liabilities) relating to discontinued businesses and operations of Old Tenneco and its subsidiaries (other than the discontinued businesses of New Tenneco and Newport News). El Paso has estimated that the aggregate amount of these liabilities is approximately $600 million. However, the actual amount of such liabilities could vary materially from such estimate.

     In connection with the Merger, each of El Paso Tennessee, New Tenneco and Newport News has agreed to indemnify the other parties (and certain related persons) with respect to certain debts, liabilities and obligations. There can be no assurance that future obligations arising under these agreements will not have an adverse effect on the consolidated financial condition of the Company.

     In connection with the Distributions and the Merger, responsibility for various debts, liabilities and obligations was allocated among Old Tenneco, New Tenneco, Newport News and their respective subsidiaries. It is possible that a court would disregard this contractual allocation of debts, liabilities and obligations among the parties and require El Paso Tennessee or its subsidiaries to assume responsibility for obligations allocated to another party, particularly if such other party were to refuse or was unable to pay or perform any of its allocated obligations.

POTENTIAL LIABILITIES DUE TO FRAUDULENT TRANSFER CONSIDERATIONS AND LEGAL DIVIDEND REQUIREMENTS

     Certain aspects of the Merger, the Distributions and related transactions (including the Corporate Restructuring Transactions (as defined) and the Debt Realignment (as defined)) are subject to review under federal and state fraudulent conveyance laws. Under these laws, if a court in a lawsuit by an unpaid creditor or a representative of creditors (such as a trustee in bankruptcy of El Paso Tennessee, New Tenneco or Newport News as a debtor-in-possession) were to determine that Old Tenneco, New Tenneco, Newport News or any of their subsidiaries did not receive fair consideration or reasonably equivalent value for incurring indebtedness or transferring assets in connection with the Distributions, the Merger and related transactions and that, at the time of the Distributions or such incurrence of indebtedness or transfer of assets, Old Tenneco, New Tenneco, Newport News or any of their subsidiaries
(i) was insolvent or would be rendered insolvent, (ii) had unreasonably small capital with which to carry on its business and all businesses in which it intended to engage, or (iii) intended to incur, or believed it would incur, debts beyond its ability to repay such debts as they would mature, then such court could order, among other things, El Paso Tennessee to return to New Tenneco or Newport News the value of any distributions made by them to El Paso Tennessee, restrict future dividend and redemption payments on El Paso Tennessee's capital stock, and invalidate, in whole or in part, the transactions in question, as fraudulent conveyances.

     The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction's law is applied. Generally, however, an entity would be considered insolvent if the present fair saleable value of its assets is less than (i) the amount of its liabilities (including contingent liabilities), or (ii) the amount that will be required to pay its probable liabilities on its existing debts as they become absolute and mature. No assurance can be given as to what standard a court would apply in determining insolvency or that a court would not determine that Old Tenneco, New Tenneco, Newport News or any of their subsidiaries was "insolvent" at the time of or after giving effect to the Distributions, the Merger and related transactions.

ACQUISITIONS AND INVESTMENTS

     Opportunities for growth through acquisitions and investments in joint ventures, and future operating results and the success of acquisitions and joint ventures within and outside the United States may be subject to the effects of, and changes in, United States and foreign trade and monetary policies, laws and regulations, political and economic developments, inflation rates, and the effects of taxes and operating conditions. Activities in areas outside the United States also are subject to the risks inherent in foreign operations, including loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks, and the effects of currency fluctuations and exchange controls.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement and the accompanying Prospectus contain or incorporate by reference forward-looking statements. The factors identified under "Risk Factors" are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company (or its subsidiaries).

     Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, the Company cautions that, while such assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, the Company (or its subsidiaries), or its management, express an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "believe", "expect", "estimate", "project" and "anticipate" and similar expressions identify forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock in the Offering (assuming a price to the public of $52.25 per share) are estimated to be approximately $138 million (or approximately $158.3 million if the Underwriters' over-allotment option is exercised), after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering. The Company will use such net proceeds for the purchase from El Paso Tennessee of the Subordinated El Paso Tennessee Preferred Stock. The Subordinated El Paso Tennessee Preferred Stock will have an aggregate liquidation preference of approximately $138 million (or approximately $158.3 million if the Underwriters' over-allotment option is exercised), will be subordinated as to payment of dividends and amounts payable on liquidation to the Series A Preferred Stock, and will not have any voting rights. El Paso Tennessee will use the proceeds from the sale of the Subordinated El Paso Tennessee Preferred Stock to reduce the $1.6 billion outstanding at December 31, 1996 under the El Paso Tennessee Credit Agreement. Borrowings under the El Paso Tennessee Credit Agreement mature in November 1999 and bear interest at a floating rate, which averaged 5.94% at December 31, 1996. The amounts outstanding under the El Paso Tennessee Credit Agreement were used to finance the Debt Realignment in connection with the Distributions and the Merger. Pending the application of the net proceeds of the Offering as described above, such net proceeds will be invested temporarily in short-term securities by the Company. See "Capitalization".

              PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

     As of January 21, 1997, there were 55,421,622 shares of Common Stock outstanding held by 108,437 holders of record. The Common Stock is traded on the NYSE under the symbol "EPG". The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock, as reported on the NYSE Composite Transactions Tape, and quarterly cash dividends declared on shares of Common Stock.

                                                     COMMON STOCK PRICES
                                                     --------------------       CASH
                                                       HIGH        LOW        DIVIDENDS
                                                     --------    --------    -----------
                                                                             (PER SHARE)
1994
  First Quarter....................................  $ 41.875    $ 35.250      $0.3025
  Second Quarter...................................  $ 39.000    $ 31.500      $0.3025
  Third Quarter....................................  $ 35.375    $ 31.625      $0.3025
  Fourth Quarter...................................  $ 34.750    $ 29.875      $0.3025
1995
  First Quarter....................................  $ 32.500    $ 28.000      $0.3300
  Second Quarter...................................  $ 29.875    $ 26.875      $0.3300
  Third Quarter....................................  $ 29.500    $ 24.750      $0.3300
  Fourth Quarter...................................  $ 31.625    $ 26.500      $0.3300
1996
  First Quarter....................................  $ 38.125    $ 28.625      $0.3475
  Second Quarter...................................  $ 39.000    $ 34.250      $0.3475
  Third Quarter....................................  $ 45.875    $ 37.750      $0.3475
  Fourth Quarter...................................  $ 53.250    $ 44.000      $0.3475
1997
  First Quarter (through January 23, 1997).........  $ 54.375    $ 48.875      $0.3650(a)

---------------

(a) On January 22, 1997, the Company announced an increase in its quarterly dividend to $0.365 per share of Common Stock (an annual rate of $1.46 per share of Common Stock), and declared a dividend of $0.365 per share of Common Stock payable on April 1, 1997 to the stockholders of record on March 14, 1997.

     Since the Company's initial public offering in the second quarter of 1992, El Paso has paid quarterly cash dividends to the holders of Common Stock. The timing and amount of future dividends will be (i) dependent on El Paso's results of operations, financial condition, cash requirements and other relevant factors, (ii) subject to the discretion of the Board of Directors of El Paso, and (iii) subject to restrictions, if any, contained in debt instruments of El Paso in effect from time to time and under the Delaware General Corporation Law.

                                 CAPITALIZATION

     The following table sets forth the unaudited historical cash and capitalization of the Company at September 30, 1996 and such capitalization (i) as adjusted to reflect the Corporate Restructuring Transactions, the Cash Realignment (as defined), the Debt Realignment, the issuance of the Series A Preferred Stock, the Distributions, the Merger, the Refinancing Transactions (other than the Offering) and the El Paso Debt Offering (as defined), and (ii) as further adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto contained in the 1995 Form 10-K incorporated by reference in the accompanying Prospectus and "Unaudited Pro Forma Financial Information" included herein.

                                                                                    PRO FORMA EL PASO/
                                                               PRO FORMA EL PASO/     TENNECO ENERGY
                                                                 TENNECO ENERGY          COMBINED
                                                   EL PASO          COMBINED            AS FURTHER
                                                  HISTORICAL     AS ADJUSTED(A)        ADJUSTED(B)
                                                  ----------   ------------------   ------------------
                                                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Cash............................................    $   52           $  139               $  139
                                                    ======          =======              =======
Short-term debt:
  Current maturities of long-term debt..........    $  109           $  109               $  109
  Commercial paper and bank debt................       289              671                  671
                                                    ------          -------              -------
          Total short-term debt.................       398              780                  780
                                                    ------          -------              -------
Long-term debt:
  6 3/4% Notes Due 2003.........................        --              200                  200
  7 1/2% Debentures Due 2026....................        --              200                  200
  9.45% Notes Due September 1999................        47               47                   47
  7 3/4% Notes Due January 2002.................       215              215                  215
  8 5/8% Debentures Due March 2012..............        17               17                   17
  8 5/8% Debentures Due January 2022............       259              259                  259
  Other debt....................................       127            1,325(c)             1,187
                                                    ------          -------              -------
          Total long-term debt..................       665            2,263                2,125
                                                    ------          -------              -------
Minority interest...............................        40              335(d)               335
                                                    ------          -------              -------
Stockholders' equity:
  Common Stock, par value $3.00 per share;
     100,000,000 shares authorized; 36,212,000
     shares outstanding; 55,005,000 shares as
     adjusted; and 57,755,000 shares as further
     adjusted(e)................................       113              169                  177
  Additional paid in capital....................       484            1,342                1,472
  Accumulated earnings..........................       111              111                  111
                                                    ------          -------              -------
          Total stockholders' equity............       708            1,622                1,760
                                                    ------          -------              -------
Total capitalization............................    $1,811           $5,000               $5,000
                                                    ======          =======              =======

---------------

(a) Adjusted to give effect to the Corporate Restructuring Transactions, the Cash Realignment, the Debt Realignment, the issuance of the Series A Preferred Stock, the Distributions, the Merger and the Refinancing Transactions (other than the Offering). See "Unaudited Pro Forma Financial Information". Also adjusted to reflect the sale by El Paso on November 1, 1996 of $200 million of its 6 3/4% Notes Due 2003 and $200 million of its 7 1/2% Debentures Due 2026 (collectively, the "El Paso Debt Offering").

(b) Adjusted to reflect the Offering and the application of $138 million of the estimated net proceeds thereof to purchase the Subordinated El Paso Tennessee Preferred Stock from El Paso Tennessee, with the proceeds from the sale of the Subordinated El Paso Tennessee Preferred Stock to be used by El Paso Tennessee to reduce the amount outstanding under the El Paso Tennessee Credit Agreement.

(c) Consists primarily of the bank borrowings of El Paso Tennessee under the El Paso Tennessee Credit Agreement.

(d) The Series A Preferred Stock issued is reflected in "Minority interest" in the Unaudited Pro Forma Combined Balance Sheet. See "Unaudited Pro Forma Financial Information".

(e) Includes approximately 18,793,000 shares of Common Stock issued in the Merger. Does not include 4,356,629 shares of Common Stock issuable upon the exercise of outstanding stock options granted to certain directors and employees of the Company pursuant to the Company's stock option plans.

                                  THE COMPANY

GENERAL

     The Company, which operates under the name El Paso Energy Corporation, owns and operates one of the nation's largest integrated natural gas systems, with pipelines extending from coast to coast. The Company's principal operations include the interstate and intrastate transportation, gathering and processing of natural gas; the marketing of natural gas, natural gas liquids, electricity, crude oil and refined products; and the development and operation of energy infrastructure facilities worldwide. El Paso owns or has interests in over 28,000 miles of interstate and intrastate pipeline and 7,900 miles of gathering systems connecting the nation's principal natural gas supply regions to the four largest consuming regions in the United States, namely the Gulf Coast, California, the Northeast and the Midwest. During the first nine months of 1996, the average volumes transported, gathered or treated on the Company's interstate and intrastate pipeline systems totalled approximately 12.3 Bcf per day of natural gas, or approximately one-fifth of estimated total U.S. natural gas demand (pro forma for the December 12, 1996 acquisition of El Paso Tennessee; see "Prospectus Supplement Summary -- Recent Events -- Acquisition of Tenneco Energy"). The Company has segregated its activities into three business segments: (i) natural gas transmission; (ii) field and merchant services; and
(iii) corporate and other, which includes the Company's international development activities.

     The Company's principal executive offices are located at 1001 Louisiana, Houston, Texas 77002, and its telephone number at that address is (713) 757-2131.

OVERVIEW OF BUSINESS SEGMENTS

  Natural Gas Transmission

     The EPNG System. The EPNG System consists of approximately 9,520 miles of pipeline, which transported an average of 3.53 Bcf per day of natural gas during the nine months ended September 30, 1996. California is the single largest market served by the EPNG System, which also serves markets in Nevada, Arizona, New Mexico, Texas and northern Mexico. The EPNG System is connected to one of the most prolific supply basins in the nation, the San Juan Basin of northern New Mexico and southern Colorado and also accesses natural gas supplies in the Permian and Anadarko basins.

     The TGP System. The TGP System consists of approximately 14,800 miles of pipeline, which transported an average of 5.4 Bcf per day of natural gas during the nine months ended September 30, 1996. The TGP System serves the northeast section of the United States, including the New York City and Boston metropolitan areas. The multiple-line system begins in the gas-producing regions of Texas and Louisiana, including the Gulf of Mexico.

     The Midwestern System. The Midwestern System consists of approximately 400 miles of pipeline, which transported an average of 300 MMcf per day of natural gas during the nine months ended September 30, 1996. The Midwestern System extends from a connection with the TGP System at Portland, Tennessee, to Chicago, and principally serves the Chicago metropolitan area.

     The East Tennessee System. The East Tennessee System consists of approximately 1,100 miles of pipeline, which transported an average of 600 MMcf per day of natural gas during the nine months ended September 30, 1996. The East Tennessee System serves the states of Tennessee, Virginia and Georgia and connects with the TGP System.

     The Mojave System. The Mojave System consists of approximately 362 miles of pipeline, which transported an average of 304 MMcf per day of natural gas during the nine months ended September 30, 1996. The Mojave System is connected with the EPNG System at Topock, Arizona and extends to customers in the vicinity of Bakersfield, California.

     Other. The Company has a one-third interest in TransColorado Gas Transmission Company ("TGTC"). TGTC was formed for the purpose of constructing and operating a 292-mile pipeline with a capacity of 300 MMcf per day, from northwest Colorado to the San Juan Basin. The Company also owns a 17.8% interest in Portland Natural Gas Transmission System, L.P., which is developing a 224-mile pipeline with a projected capacity of 178 MMcf per day running from the Canadian border near Pittsburg, New Hampshire to Dracut, Massachusetts.

  Field and Merchant Services

     El Paso Energy Resources. El Paso Energy Resources ("EPER") was formed in 1996 to serve as a sub-holding company to coordinate the non-regulated activities of the Company. EPER provides strategic direction, corporate development and common support services.

     El Paso Field Services Company. El Paso Field Services Company ("EPFS") was formed in 1993 for the purpose of owning, operating, acquiring and constructing natural gas gathering and processing and other related field facilities. EPFS owns or has interests in approximately 9,450 miles of gathering and transportation systems and 18 active processing or treating plants located in the gas producing regions of Louisiana, New Mexico, Pennsylvania, Tennessee, Texas and the Gulf of Mexico, including the San Juan, Anadarko and Permian basins. During the nine months ended September 30, 1996 (pro forma for the acquisition of El Paso Tennessee), an average of 2.45 Bcf per day were gathered or treated and 141 million gallons of natural gas liquids were sold, reflecting the start-up of the new Chaco cryogenic natural gas liquids extraction plant in the San Juan Basin, as well as the acquisition of Cornerstone Natural Gas, which added 700 miles of gathering systems and seven plants.

     El Paso Energy Marketing. The Company significantly increased its nonregulated gas business through the acquisition in 1995 of Eastex Energy Inc. and Premier Gas Company, and the consolidation of these companies with El Paso's then existing marketing operations to form El Paso Energy Marketing ("EPEM"). EPEM provides a broad range of energy products and services to its customers, including supply aggregation, transportation management, sales services and integrated price risk management. EPEM, with headquarters in Houston, Texas and 14 sales offices throughout the United States and Canada, is one of the industry's leading natural gas services providers with average natural gas sales levels of 6.2 Bcf per day in the nine months ended September 30, 1996 (pro forma for the acquisition of El Paso Tennessee).

  Corporate and Other

     El Paso's remaining operations, including its international unit and the discontinued operations of Old Tenneco acquired pursuant to the Merger, are administered in its corporate and other segment. El Paso's international operations were consolidated under El Paso Energy International ("EPEI"), which was incorporated in June 1995 for the purpose of investing in energy projects with an emphasis on projects involving the development of infrastructure to gather, transport and use natural gas in northern Mexico and Latin America. With the combination of El Paso Tennessee's international activities with EPEI, the focus of international project pursuit has expanded to encompass Australia, Asia, Europe and other Latin American countries.

     The following table sets forth information concerning energy infrastructure projects in which El Paso has or will soon have a significant interest:

                                                               TOTAL
                                                   SIZE/      PROJECT
      LOCATION             TYPE OF PROJECT       INTEREST       COST             STATUS                   PARTNERS
      --------             ---------------       --------     -------            ------                   --------
                                                      (IN MILLIONS)
                                                      -------------
Springfield, MA......  Natural Gas Cogen          240 MW       $  210    Completed; financed      Bay State, General
                                                   17.5%                                          Electric, US Generating
Bartow, FL...........  Natural Gas Cogen          118 MW       $  145    Completed; financed      CSW Energy
                                                    50%
Bartow, FL...........  Natural Gas Cogen          102 MW       $  110    Completed; financing     CSW Energy
                                                    50%                  pending
Queensland, Aus. ....  Natural Gas Pipeline      470 miles     $  170    Completed; financed      CNG International,
                                                    30%                                           Australian investors
South Australia......  Natural Gas Pipeline      488 miles     $  251    Completed; financed      CNG International,
                                                    30%                                           Australian investors
Sulawesi,              Natural Gas Power Plant    135 MW       $  225    Under construction;      Energy Equity, PT
  Indonesia..........                              47.5%                 financed                 Trihasra
Samalayuca, Mexico...  Natural Gas Power Plant    700 MW       $  650    Under construction;      General Electric,
                                                    30%                  financed                 Bechtel, PG&E, ICA
Pucallpa, Peru.......  Natural Gas Power Plant    155 MW       $  254    Under construction;      PanEnergy, Illinova,
                                                    24%                  financed                 PP&L, Scudder, Maple Gas
Hungary..............  Natural Gas Power Plant     70 MW       $   50    Contracts signed         Dunaferr, Transelektro
                                                    50%
Kabirwala, Pakistan..  Natural Gas Power Plant    151 MW       $  170    Contracts signed         Fauji Foundation, Asian
                                                    42%                                           Development Bank
Bolivia/Brazil.......  Natural Gas Pipeline     2,000 miles    $1,800    In development           Petrobras, British Gas,
                                                    7%                                            Broken Hill Pty
Chihuahua, Mexico....  Natural Gas Pipeline      54 miles      $   34    Contract awarded         PEMEX
                                                    50%

     The international unit also provides technical assistance to third parties in the development and operation of energy infrastructure projects. The international unit recently was selected by the Beijing Natural Gas Transportation Company to serve as a paid technical advisor for the construction of China's first major onshore natural gas pipeline.

FERC PROCEEDINGS

  Order 636 Transaction Matters

     On April 8, 1992, the FERC issued Order No. 636 ("Order 636") which restructured the natural gas industry by requiring mandatory unbundling of pipeline sales and transportation services. Numerous parties appealed to the U.S. Court of Appeals for the D.C. Circuit, challenging the legality of Order 636 generally, as well as the legality of specific provisions of Order 636. On July 16, 1996, the court issued its decision upholding, in large part, Order
636. The court remanded to the FERC several issues for further explanation, including further explanation of the FERC's decision to allow pipelines to recover 100% of their gas supply realignment ("GSR") costs.

     TGP implemented revisions to its tariff, effective on September 1, 1993, which restructured its transportation, storage and sales services to convert TGP from primarily a merchant to primarily a transporter of gas as required by Order
636. As a result of this restructuring, TGP's gas sales declined while certain obligations to producers under long-term gas supply contracts continued, causing TGP to incur significant restructuring transition costs. Pursuant to the provisions of Order 636 allowing for the recovery of transition costs related to the restructuring, TGP has made filings to recover GSR costs resulting from remaining gas purchase obligations, costs related to its Bastian Bay facilities, the remaining unrecovered balance of purchased gas ("PGA") costs and the "stranded" costs of TGP's continuing contractual obligations to pay for capacity on other pipeline systems ("TBO costs").

     TGP's filings to recover costs related to its Bastian Bay facilities have been rejected by the FERC based on the continued use of the gas production from the field; however, the FERC recognized the ability of TGP to file for the recovery of losses upon disposition of these assets. TGP has filed for appellate review of the FERC actions and is confident that the Bastian Bay costs will ultimately be recovered as transition costs under Order 636; the FERC has not contested the ultimate recoverability of these costs.

     The filings implementing TGP's recovery mechanisms for the following transition costs were accepted by the FERC effective September 1, 1993, subject to refund and pending FERC review and approval for eligibility and prudence: (1) direct-billing of unrecovered PGA costs to its former sales customers over a twelve-month period; (2) recovery of TBO costs, which TGP is obligated to pay under existing contracts, through a surcharge from firm transportation customers, adjusted annually; and (3) recovery of 90% of GSR costs over a period of up to 36 months from firm transportation customers and recovery of 10% of such costs from interruptible transportation customers over a period of up to 60 months.

     Following negotiations with its customers, TGP filed in July 1994 with the FERC a Stipulation and Agreement (the "PGA Stipulation"), which provides for the recovery of PGA costs of approximately $100 million and the recovery of costs associated with the transfer of storage gas inventory to new storage customers in TGP's restructuring proceeding. The PGA Stipulation eliminates all challenges to the PGA costs, but establishes a cap on the charges that may be imposed upon former sales customers. On April 5, 1995, the FERC orders approving the PGA Stipulation and resolving all outstanding issues became final. TGP implemented the terms of the PGA Stipulation and made refunds in May 1995. The refunds had no material effect on the Company's reported net income. The orders approving the PGA Stipulation have been appealed to the D.C. Circuit Court of Appeals by certain customers. TGP believes the FERC orders approving the PGA Stipulation will be upheld on appeal.

     TGP is recovering through a surcharge, subject to refund, TBO costs formerly incurred to perform its sales function. The FERC issued an order requiring TGP to refund certain costs from this surcharge and refunds were made in May 1996. TGP is appealing this decision and believes such appeal will likely be successful.

     In order to resolve litigation concerning purchases made by TGP of synthetic gas produced from the Great Plains coal gasification plant ("Great Plains"), TGP, along with three other pipelines, executed four separate settlement agreements with Dakota Gasification Company ("Dakota") and the U.S. Department of Energy ("DOE") and initiated four separate proceedings at the FERC seeking approval to implement the settlement agreements. Among other things, the settlement required TGP to pay Dakota over a limited period a premium over the spot price for Dakota's production and resolves such litigation. As of December 31, 1996, TGP had paid $86.9 million of this obligation and had a remaining nominal obligation through December 2003 of $54.6 million. The FERC previously ruled that the costs related to the Great Plains project are eligible for recovery through GSR and other special recovery mechanisms and that the costs are eligible for recovery for the duration of the term of the original gas purchase agreements. On October 18, 1994, the FERC consolidated the four proceedings and set them for hearing before an administrative law judge ("ALJ"). The hearing, which concluded in July 1995, was limited to the issue of whether the settlement agreements are prudent. The ALJ concluded, in his initial decision issued in December 1995, that the settlement was not prudent. In December 1996, the FERC unanimously reversed that decision and upheld the settlement among the pipelines, DOE and Dakota, meaning that the full amount paid by TGP pursuant to the settlement is recoverable.

     Also related to TGP's recovery of GSR costs, on October 14, 1993, TGP was sued in the State District Court of Ector County, Texas, by ICA Energy, Inc. ("ICA") and TransTexas Gas Corporation ("TransTexas"). In that suit, ICA and TransTexas contended that TGP had an obligation to purchase gas production which TransTexas unilaterally attempted to add to the reserves originally dedicated to a 1979 gas contract. An amendment to the pleading sought $1.5 billion from TGP for alleged damages caused by TGP's refusal to purchase gas produced from the TransTexas leases covering the new production and lands. In June 1996, TGP reached a settlement with ICA and TransTexas for $125 million wherein ICA and TransTexas agreed to terminate their contract rights, released TGP from liability under the contract, and indemnified TGP against future claims, including royalty owner claims. TGP has filed with the FERC to recover from its customers as GSR costs amounts previously paid to TransTexas for gas purchased above the market price as well as the $125 million settlement payment. In connection with that litigation, certain royalty interest owners filed a claim against TGP alleging that they are sellers entitled to tender gas to TGP under the settled contract. This claim fell under the indemnification provisions of TGP's settlement with ICA and TransTexas, requiring ICA and TransTexas to defend and indemnify TGP. This royalty owner litigation was settled in December 1996 at no cost to TGP. The royalty owners' claims against TGP have been dismissed.

     TGP has been engaged in other settlement and contract reformation discussions with other holders of certain gas purchase contracts who have sued TGP. One of these matters involved the dispute between TGP, as purchaser, under a contract with Lenape Resources Corp., the Coastal Corporation and Tesoro Petroleum Corporation. On August 1, 1995, the Texas Supreme Court affirmed a ruling of the Texas Court of Appeals favorable to TGP in one of these matters and indicated that it would remand the case to the trial court. On April 18, 1996, however, the Texas Supreme Court withdrew its initial opinion and substituted an opinion reversing the Court of Appeals decision. In June 1996, TGP filed a motion for rehearing with the Texas Supreme Court which was denied in August 1996. In December 1996, TGP entered into settlement agreements with each of the parties to this gas purchase contract, resulting in the termination of the gas purchase contract. TGP paid a total of approximately $72 million to terminate this contract, an amount substantially less than the sum accrued by TGP for this gas purchase contract. During the course of this action, TGP had either paid, or provided for the payment of, amounts it believes were appropriate to cover the resolution of its contract reformation litigation, including providing a bond in the amount of $206 million. On September 30, 1996, TGP paid approximately $193 million to the producers and the producers agreed to release all but approximately $2 million of the bonded amount. On November 1, 1996, a final order was issued which assessed only $456,000 of the $2 million to TGP and TGP was released from this remaining bond amount. On October 1, 1996, TGP filed to recover the pricing differential portion of this payment from its customers.

     As of September 30, 1996, TGP has deferred GSR costs, filed with the FERC but yet to be recovered from its customers, of approximately $527 million, net of $414 million previously recovered and subject to refund. A phased proceeding is underway at the FERC with respect to the recovery of TGP's GSR costs. Testimony has been completed in connection with Phase I of that proceeding relating to the eligibility of GSR cost recovery; oral argument on eligibility issues was originally set by a FERC ALJ for late October 1996. The Chief Judge of the FERC has since issued orders (i) canceling the October 1996 oral argument, (ii) convening settlement discussions which commenced on October 9, 1996, and (iii) postponing scheduling oral argument on eligibility issues.

     Phase II of the proceeding on the prudency of the costs to be recovered and on certain contract specific eligibility issues has not yet been scheduled. Although the Order 636 transition cost recovery mechanism provides for complete recovery by pipelines of eligible and prudently incurred transition costs, certain customers have challenged the prudence and eligibility of TGP's GSR costs and TGP has engaged in settlement discussions with its customers concerning the amount of such costs in response to the FERC's public statements encouraging such settlements.

     On October 23, 1996, in anticipation of consummation of the Merger, El Paso reached a preliminary understanding with certain customers of the TGP System (the "El Paso Preliminary GSR Understanding"). Under the El Paso Preliminary GSR Understanding, El Paso will settle the customers' challenges to TGP's GSR and other transition costs, and establish a cost recovery mechanism for a portion of TGP's transition costs, effective January 1, 1997. TGP expects that the El Paso Preliminary GSR Understanding will be finalized and filed with the FERC during the first quarter of 1997. The purchase accounting adjustments in the Unaudited Pro Forma Combined Financial Statements of El Paso and El Paso Tennessee and notes thereto included elsewhere in this Prospectus Supplement assume the settlement with respect to TGP's GSR costs on the terms of the El Paso Preliminary GSR Understanding.

     Assuming the El Paso Preliminary GSR Understanding is finalized and filed with the FERC, non-consenting customers will have the opportunity to object to the proposed settlement. Given the uncertainty over whether the FERC will approve the proposed GSR cost recovery settlement in the form ultimately presented to it, the Company is unable to predict the timing or the ultimate impact that the resolution of these issues will have on its consolidated financial position or results of operations.

  Other Rate Matters

     On December 30, 1994, TGP filed for a general rate increase (the "1995 Rate Case"). On January 25, 1995, the FERC accepted the filing, suspended its effectiveness for the maximum period of five months pursuant to normal regulatory process, and set the matter for hearing. On July 1, 1995, TGP began collecting rates, subject to refund, reflecting an $87 million increase in TGP's annual revenue requirement. A Stipulation and Agreement was filed with an ALJ in this proceeding on April 5, 1996. This Stipulation proposes to resolve the rates that are the subject of the 1995 Rate Case, including a structural rate design that results in a larger proportion of TGP's transportation revenues being dependent upon throughput. Under the Stipulation, TGP is required to refund, upon final approval of the Stipulation, the difference between the revenues collected under the July 1, 1995 motion rates and the rates underlying the Stipulation. TGP is reserving revenues it believes are adequate to cover the income impact of the Stipulation. On October 30, 1996, the FERC approved the Stipulation resolving the 1995 Rate Case, with certain modifications and clarifications which are not material and which should not cause changes adverse to TGP. Two parties have filed requests for rehearing of the order approving the settlement. TGP believes that the order approving the Stipulation will be upheld on rehearing.

     In June 1995, El Paso made a filing with the FERC for approval of new system rates for mainline transportation to be effective January 1, 1996. In July 1995, the FERC accepted and suspended El Paso's filing to be effective January 1, 1996, subject to refund and certain other conditions. The FERC also set El Paso's rates for hearing. In March 1996, El Paso filed a comprehensive offer of settlement which, if approved by the FERC, would resolve issues related to the above-mentioned rate filing and issues surrounding certain contract reductions and expirations scheduled to occur from January 1, 1996, through December 31, 1997. The settlement provides for, among other things: (i) a long-term rate stability plan which establishes base rates for a ten-year period from January 1, 1996, through December 31, 2005, subject to annual escalation after 1997; (ii) payments within eight years to El Paso by its customers totaling $255 million (prior to interest) representing recovery of approximately 35 percent of the revenues (for the period 1996 to 2003) associated with the contract reductions and expirations; (iii) the sharing between El Paso (65%) and its customers (35%) of revenues, in excess of a threshold, which are attributable to unsubscribed capacity sales during the period 1996 through 2003; and (iv) a mechanism to adjust the base rate for increases or decreases resulting from laws or regulations to the extent that costs are impacted at a level in excess of $10 million a year. The settlement contains a provision which permits any party desiring not to be bound by the settlement to have its rates determined pursuant to procedures established by the FERC.

     In March 1996, Southern California Edison Company ("Edison"), a firm shipper on the EPNG System, filed its own offer of settlement. While Edison's offer is similar in many respects to El Paso's, it contains provisions that El Paso believes would be adverse to its interests if Edison's offer were approved and El Paso's offer were rejected. On November 16, 1996, the parties filed initial comments regarding the two offers of settlement, and, on December 6, 1996, reply comments were filed. Comments supporting El Paso's settlement were filed by FERC staff, the regulatory agencies of California, Arizona and Nevada, the State of New Mexico, and customers representing 95 percent of the firm throughput on the EPNG System. The same entities filed comments opposing Edison's offer. In its comments, Edison argued that El Paso's offer of settlement should not be approved and that, in any event, an evidentiary hearing was required before the El Paso proposal could be forwarded to or considered by the FERC. Under the FERC rules, the presiding ALJ must decide whether the settlements may be certified to the FERC at this time. An order by the ALJ is expected in the near future.

     TGP and El Paso, as with all interstate pipelines, are subject to a FERC audit review of their books and records. Both currently have open audits covering the years 1991-1994 for TGP and 1991-1995 for El Paso. The FERC audit staff is expected to issue both audit reports in early 1997.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Terms Agreement relating to the Common Stock, the Company has agreed to sell to Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriters"), and the several Underwriters have agreed to purchase from the Company, an aggregate of 2,750,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                NUMBER
                        UNDERWRITER                            OF SHARES
                        -----------                            ---------
Donaldson, Lufkin & Jenrette Securities Corporation.........
Goldman, Sachs & Co.........................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
                                                               ---------
          Total.............................................   2,750,000
                                                               =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased.

     The Company has been advised that the Underwriters propose to offer the Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus Supplement and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed $ per share. The Underwriters may allow, and such dealers may reallow, a discount not in
excess of $     per share to any other Underwriter and certain other dealers.
After the completion of the Offering, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option to purchase up to 412,500 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised once at any time until 30 days after the date of this Prospectus Supplement. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Company, subject to certain exceptions, has agreed not to offer, sell or otherwise dispose of any shares of Common Stock, or any shares exercisable for or convertible into shares of Common Stock, prior to the expiration of 90 days from the date of this Prospectus Supplement, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation on behalf of the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with the Company. Donaldson, Lufkin & Jenrette Securities Corporation received customary financial advisory fees in connection with the Merger and the subsequent sale of Tenneco Ventures, and customary underwriting fees in connection with the El Paso Debt Offering. Goldman, Sachs & Co. received customary underwriting fees in connection with the El Paso Debt Offering.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF EL PASO AND TENNECO ENERGY

     The following Unaudited Pro Forma Combined Financial Statements of El Paso and Tenneco Energy (the "Pro Forma Financial Statements") illustrate the effects of: (i) the Corporate Restructuring Transactions, the Cash Realignment, the Debt Realignment, the issuance of the Series A Preferred Stock and the Distributions;
(ii) the Merger; and (iii) the Refinancing Transactions (including the Offering). The Unaudited Pro Forma Consolidated Balance Sheet has been prepared as if such transactions occurred on September 30, 1996; the Unaudited Pro Forma Consolidated Statements of Income have been prepared as if such transactions occurred as of January 1, 1995.

     The Pro Forma Financial Statements reflect El Paso having acquired 100% of the outstanding Old Tenneco Stock (as defined). In connection with the Merger, El Paso acquired an amount of debt equal to $2.6 billion (subject to certain adjustments) less the Series A Preferred Stock issuance proceeds, issued approximately $750 million (subject to the effects of a collar on the average Common Stock market price) of Common Stock of El Paso to holders of Old Tenneco Stock, assumed the $295 million of Series A Preferred Stock (net of issuance costs), and acquired an estimated amount of $600 million in other liabilities of certain discontinued businesses of Old Tenneco for a total purchase price of approximately $4.0 billion. El Paso's acquisition of El Paso Tennessee will be accounted for under the purchase method. The Pro Forma Financial Statements reflect the issuance of Common Stock in the Merger as approved by the stockholders of El Paso at a special meeting held on December 9, 1996.

     A final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the Pro Forma Financial Statements are preliminary and have been made solely for purposes of developing the pro forma combined financial information. However, management believes that the pro forma adjustments and the underlying assumptions reasonably present the significant effects of the Merger and the Refinancing Transactions. In addition, El Paso is undertaking a study to determine the fair value of El Paso Tennessee's assets and liabilities and will revise purchase accounting adjustments upon completion of that study. The actual financial position and results of operations of the combined entity will differ, perhaps significantly, from the pro forma amounts reflected herein because of a variety of factors, including access to additional information, changes in value and changes in operating results between the dates of the pro forma financial information and the date on which the purchase accounting adjustments are finalized. The Pro Forma Financial Statements are not necessarily indicative of actual operating results or financial position had the transactions occurred as of the dates indicated above, nor do they purport to indicate operating results or financial position which may be attained in the future.

     The significant adjustments to the pro forma financial position reflect (i) reductions to cash, receivables and payables and increases to debt for the Corporate Restructuring Transactions, the Cash Realignment and the Debt Realignment, (ii) increases to property, plant and equipment and accrued liabilities and decreases to regulatory assets for the purchase price allocation, and (iii) decreases to property, plant and equipment and debt and increases to equity for asset sales, debt restructuring and equity offerings in connection with the Merger and the Refinancing Transactions.

     As used herein: (a) "Refinancing Transactions" means certain transactions with respect to El Paso Tennessee undertaken to reduce the amount of El Paso Tennessee debt, namely (i) the Monetization Transactions for net proceeds of approximately $500 million, and (ii) the Offering and the use of the net proceeds thereof to purchase the Subordinated El Paso Tennessee Preferred Stock (and the use by El Paso Tennessee of the proceeds from the sale of the Subordinated El Paso Tennessee Preferred Stock to repay a portion of its long-term debt outstanding under the El Paso Tennessee Credit Agreement); (b) "Cash Realignment" means the allocation at the effective time of the Merger of cash and cash equivalents among El Paso Tennessee, New Tenneco and Newport News;
(c) "Debt Realignment" means the restructuring prior to the Merger and the Distributions of indebtedness for money borrowed of Old Tenneco and certain of its consolidated subsidiaries (the "Tenneco Energy Consolidated Debt") through a series of tender offers, exchange offers, payments, redemptions, prepayments and defeasances, which was intended to reduce the total amount of Tenneco Energy Consolidated Debt to an amount that, when added to the total amount of certain other liabilities and obligations of Tenneco Energy outstanding as of the effective time of the Merger, equals $2.65 billion, less the proceeds of the issuance of the Series A Preferred Stock and subject to certain other adjustments; (d) "Corporate Restructuring Transactions" means the various intercompany transfers and distributions undertaken by Old Tenneco and its subsidiaries designed to restructure, divide and separate their businesses and assets so that, upon the consummation of the Distributions, the assets, liabilities and operations of the Industrial Business were directly and indirectly owned and operated by New Tenneco and the assets, liabilities and operations of the Shipbuilding Business were directly and indirectly owned and operated by Newport News; and (e) "Old Tenneco Stock" means, collectively, the shares of Old Tenneco's common stock, par value $5.00 per share, the shares of Old Tenneco's $7.40 Cumulative Preferred Stock, no par value (the "$7.40 Preferred Stock"), and the shares of Old Tenneco's $4.50 Cumulative Preferred Stock, no par value (the "$4.50 Preferred Stock"), in each case outstanding immediately prior to the Merger.

     The pro forma adjustments do not reflect any potential operating efficiencies or cost savings which El Paso believes are achievable with respect to the combined companies.

                          EL PASO NATURAL GAS COMPANY

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                               SEPTEMBER 30, 1996
                                 (IN MILLIONS)

                                                       TENNECO ENERGY
                                                    PRE-MERGER PRO FORMA
                                         ------------------------------------------
                                                      RESTRUCTURING,                               PRO FORMA MERGER
                                                        REALIGNMENT                   -------------------------------------------
                                          TENNECO      AND SERIES A       TENNECO                                     EL PASO/
                             EL PASO       ENERGY     PREFERRED STOCK     ENERGY        MERGER      REFINANCING    TENNECO ENERGY
                            HISTORICAL   HISTORICAL      ISSUANCE       AS ADJUSTED   ADJUSTMENTS   TRANSACTIONS      COMBINED
                            ----------   ----------   ---------------   -----------   -----------   ------------   --------------
ASSETS
Current assets:
  Cash and temporary
    investments............   $   52       $   35         $   (2)(d)      $   87        $              $               $  139
                                                              54(g)
  Receivables..............      317        1,187            (82)(a)         839                                        1,156
                                                            (303)(b)
                                                              37(c)
  Other current assets.....      124          153            (10)(c)         143                                          267
                              ------       ------         ------          ------        ------         -----           ------
        Total current
          assets...........      493        1,375           (306)          1,069                                        1,562
                              ------       ------         ------          ------        ------         -----           ------
Net property, plant and
  equipment................    1,991        2,972            (39)(c)       2,933         1,720(k)       (540)(n)        6,104
Other assets and deferred
  charges..................      290        1,101           (130)(b)         960          (590)(j)        40(n)           700
                                                             (11)(c)
                              ------       ------         ------          ------        ------         -----           ------
        Total assets.......   $2,774       $5,448         $ (486)         $4,962        $1,130         $(500)          $8,366
                              ======       ======         ======          ======        ======         =====           ======
LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt..........   $  398       $  836         $ (784)(f)      $   52        $              $ 330(o)        $  780
  Payables.................      386          475           (120)(a)         353            20(h)                         759
                                                              (2)(b)
  Other current
    liabilities............      199          553             (4)(c)         433           120(j)                         752
                                                            (116)(f)
                              ------       ------         ------          ------        ------         -----           ------
        Total current
          liabilities......      983        1,864         (1,026)            838           140           330            2,291
                              ------       ------         ------          ------        ------         -----           ------
Long-term debt.............      665        1,603          1,120(f)        2,428                        (500)(n)        2,125
                                                            (295)(e)                                    (138)(m)
                                                                                                        (330)(o)
Other liabilities and
  deferred credits.........       82          585            (15)(c)         568           151(j)                         801
                                                              (2)(d)
Deferred income taxes......      296          437            (14)(b)         423           335(l)                       1,054
                              ------       ------         ------          ------        ------         -----           ------
                               2,026        4,489           (232)          4,257           626          (638)           6,271
                              ------       ------         ------          ------        ------         -----           ------
Minority interest..........       40                                                       295(k)                         335
                              ------       ------         ------          ------        ------         -----           ------
Preferred stock with
  mandatory redemption
  provisions...............                   113                            113          (113)(i)
                              ------       ------         ------          ------        ------         -----           ------
Stockholders' equity:
  Preferred stock..........                                  295(e)          295          (295)(k)
  Common stock.............      113                                                        56(i)          8(m)           177
  Additional paid in
    capital................      484                                                       858(i)        130(m)         1,472
  Accumulated earnings.....      111                                                                                      111
  Tenneco Energy combined
    equity.................                   846             38(a)          297          (297)(k)
                                                            (417)(b)
                                                              (4)(c)
                                                            (220)(f)
                                                              54(g)
                              ------       ------         ------          ------        ------         -----           ------
        Total stockholders'
          equity...........      708          846           (254)            592           322           138            1,760
                              ------       ------         ------          ------        ------         -----           ------
        Total liabilities
          and stockholders'
          equity...........   $2,774       $5,448         $ (486)         $4,962        $1,130         $(500)          $8,366
                              ======       ======         ======          ======        ======         =====           ======

     See accompanying Notes to Unaudited Pro Forma Combined Balance Sheet.

                          EL PASO NATURAL GAS COMPANY

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

RESTRUCTURING, REALIGNMENT AND SERIES A PREFERRED STOCK ISSUANCE:

(a) To reflect the settlement of intercompany trade accounts receivable and intercompany trade accounts payable with Tenneco Energy affiliates.

(b) To reflect the distribution to New Tenneco of receivables previously sold to Tenneco Credit Corporation, a Tenneco Energy affiliate which has been renamed "El Paso Energy Credit Corporation".

(c) To reflect the transfer from Tenneco Energy to New Tenneco and affiliates of certain assets and liabilities held at the corporate level.

(d) To reflect the transfer to New Tenneco of insurance liabilities and the related portfolio of short-term cash investments and other assets previously held by Eastern Insurance Company Limited.

(e) To reflect the issuance by Old Tenneco of $300 million of Series A Preferred Stock, with an 8 1/4% per annum dividend yield, for net proceeds of $295 million, and the use of the net proceeds for the repayment of Tenneco Energy Consolidated Debt.

(f) To reflect the restructuring and realignment of the Old Tenneco debt pursuant to the Debt Realignment, the Distributions and the applicable provisions of the Merger Agreement, and the assumed payment of accrued interest on the Tenneco Energy Consolidated Debt defeased, redeemed, tendered or exchanged as part of the Debt Realignment. The amount of "Tenneco Energy as Adjusted" debt immediately prior to the Merger consists primarily of borrowings under the El Paso Tennessee Credit Agreement and is calculated from the provisions of the Merger Agreement as follows (in millions):

     Base Debt Amount per Merger Agreement.......................   $2,611
     Less: Series A Preferred Stock issuance proceeds............     (300)
                                                                    ------
                                                                     2,311
     Plus: Cash settlement payments..............................      439
     Less: Estimated collections subject to refund...............     (270)
                                                                    ------
     "Tenneco Energy as Adjusted" debt...........................   $2,480
                                                                    ======

(g) To reflect the contribution to Tenneco Energy of cash pursuant to the Cash Realignment.

MERGER ADJUSTMENTS:

(h) To reflect the liability for the estimated legal, investment banking and stock issuance costs of $20 million to be incurred by El Paso in connection with the Merger.

(i) To reflect the issuance of approximately 18.793 million shares of Common Stock valued at $914 million based on an assumed price of $48.625 per share as of December 9, 1996. The equity consideration was issued in exchange for the $113 million of $7.40 Preferred Stock and $4.50 Preferred Stock at an assumed redemption amount equal to $138 million with the remainder exchanged for Old Tenneco common stock.

(j) To reflect the preliminary estimated acquisition adjustments under the purchase method of accounting to record assets acquired and liabilities assumed at estimated fair value for (i) reduction of certain other assets, deferred charges and regulatory assets, (ii) revision of benefit plan assumptions relating to the retiree medical plan obligation, other employee benefit costs and environmental costs, and (iii) the accrual of an obligation to New Tenneco which is expected to be paid after completion of the transaction as a result of the utilization of certain tax benefits generated by the Debt Realignment. The following adjustments reflect El Paso management's intended business strategies which may differ from the business strategies employed by Tenneco Energy management prior to the Merger (in millions):

    Other assets and deferred charges...........................  $590
    Other liabilities and deferred credits......................   151
    Other current liabilities...................................   120
                                                                  ----
                                                                  $861
                                                                  ====

(k) The following adjustments are made to adjust the historical values of certain assets and liabilities to their estimated fair values as follows (in millions):

    Increase property, plant and equipment......................  $1,720
    Reduce other asset and deferred charges.....................    (590)
    Increase current liabilities................................    (140)
    Increase other liabilities and deferred credits.............    (151)
    Increase deferred income taxes..............................    (335)
    Eliminate Tenneco Energy stockholders' equity:
      Tenneco Energy preferred stock............................     113
      Tenneco Energy equity.....................................     297
                                                                  ------
    Issuance of Common Stock....................................  $  914
                                                                  ======

    The allocation above reflects El Paso's internal evaluation of the excess purchase price and is subject to the completion of an independent appraisal of the fair value of the property. It is not expected that any excess purchase price allocated to property, plant and equipment will be allowed for regulatory purposes or recovered through rates. Should the independent appraisal not support such allocation to property, plant and equipment, the excess of total purchase price over the fair value of the net assets acquired will be reflected as goodwill.

(l) To reflect the increase in deferred income taxes of $335 million which have been provided for temporary differences after the allocation of the pro forma purchase price and acquisition adjustments. The following pro forma adjustments were required for estimated book and tax basis differences resulting from the allocation of the pro forma purchase price, at an assumed tax rate of 39% (in millions):

    Property, plant and equipment...............................  $ 671
    Other assets................................................   (230)
    Other liabilities...........................................   (106)
                                                                  -----
                                                                  $ 335
                                                                  =====

REFINANCING TRANSACTIONS:

(m) To reflect the assumed issuance of $144 million of Common Stock, for net proceeds of $138 million and the use of such net proceeds to purchase the Subordinated El Paso Tennessee Preferred Stock from El Paso Tennessee (and the use of the proceeds from the sale of the El Paso Tennessee Preferred Stock by El Paso Tennessee to repay long-term debt outstanding under the El Paso Tennessee Credit Agreement acquired pursuant to the Merger).

(n) To reflect the Monetization Transactions (i.e., the monetization of $500 million of assets through sales and project financings, at book value), and to reflect El Paso's remaining $40 million investment in certain Australian projects using the equity method. These proceeds were used to pay down long-term debt outstanding under the El Paso Tennessee Credit Agreement acquired pursuant to the Merger.

(o) To reflect the replacement of a portion of the remaining balance under the El Paso Tennessee Credit Agreement with short-term and long-term financing at interest rates of 6% and 8% per annum, respectively.

                          EL PASO NATURAL GAS COMPANY

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                             TENNECO ENERGY
                                                          PRE-MERGER PRO FORMA
                                                -----------------------------------------
                                                             RESTRUCTURING,                           PRO FORMA MERGER
                                                              REALIGNMENT                   -------------------------------------
                                                              AND SERIES A                                               EL PASO/
                                                 TENNECO       PREFERRED        TENNECO                                  TENNECO
                                    EL PASO       ENERGY         STOCK          ENERGY        MERGER      REFINANCING     ENERGY
                                   HISTORICAL   HISTORICAL      ISSUANCE      AS ADJUSTED   ADJUSTMENTS   TRANSACTIONS   COMBINED
                                   ----------   ----------   --------------   -----------   -----------   ------------   --------
Revenues.........................    $1,938       $1,997          $             $1,997        $              $ (36)(j)    $3,899
Operating costs and expenses.....     1,744        1,865           (51)(a)       1,814            32(e)        (31)(j)     3,565
                                                                                                   6(f)
Employee separation and asset
  impairment charge..............        99                                                                                   99
                                     ------       ------          ----          ------        ------         -----        ------
Operating income.................        95          132            51             183           (38)           (5)          235
Other (income) expense, net......        (1)        (132)            8(a)         (124)                                     (125)
Interest expense.................        73          101            55(c)          156                         (38)(i)       183
                                                                                                                (5)(k)
                                                                                                                (3)(j)
                                     ------       ------          ----          ------        ------         -----        ------
Income before income taxes and
  minority interest..............        23          163           (12)            151           (38)           41           177
Provision for income taxes
  (benefit)(1)...................         9           36            (2)(d)          34           (15)(g)        (1)(j)        45
                                                                                                                18(l)
                                     ------       ------          ----          ------        ------         -----        ------
Income before minority
  interest.......................        14          127           (10)            117           (23)           24           132
Minority interest................                                                                 19(h)                       19
                                     ------       ------          ----          ------        ------         -----        ------
Income before extraordinary
  charges........................        14          127           (10)            117           (42)           24           113
Preferred stock dividends........                      7            19(b)           26           (19)(h)
                                                                                                  (7)(h)
                                     ------       ------          ----          ------        ------         -----        ------
Net income available to
  Common Stock...................    $   14       $  120          $(29)         $   91        $  (16)        $  24        $  113
                                     ======       ======          ====          ======        ======         =====        ======
Net income per average share of
  Common Stock(2)................    $  .40                                                                               $ 2.00
                                     ======                                                                               ======
Number of shares used in
  computation of net income per
  share of Common Stock (in
  thousands).....................    34,994                                                   18,793         2,750        56,537
                                     ======                                                   ======         =====        ======

---------------

(1) The provision for income taxes for Tenneco Energy reflects the realization of unrecognized deferred tax assets, reducing the overall effective tax rate significantly below the assumed statutory rate of 39%. If the statutory rate has been used, the combined provision for income taxes would have been $69 million and the pro forma combined amounts for net income available to Common Stock and net income per average share of Common Stock would have been $89 million and $1.57, respectively.

(2) Per share data is calculated using the net income available to Common Stock divided by the pro forma weighted average shares of Common Stock outstanding. The pro forma weighted average shares of Common Stock outstanding includes the following assumptions: (i) the issuance of 18.793 million shares of Common Stock to holders of Old Tenneco Stock under the terms of the Merger; and (ii) the assumed issuance of 2.750 million shares of Common Stock at $52.25 per share in the Offering as part of the Refinancing Transactions, the proceeds of which will be used to purchase the Subordinated El Paso Tennessee Preferred Stock from El Paso Tennessee (and the use of the proceeds from the sale of the El Paso Tennessee Preferred Stock by El Paso Tennessee to repay long-term debt outstanding under the El Paso Tennessee Credit Agreement acquired pursuant to the Merger). Net income per average share of Common Stock excluding the employee separation and asset impairment special charge ($60 million after tax) would be $2.11 and $3.06 per share of Common Stock for the El Paso Historical and El Paso/Tenneco Energy Combined presentations, respectively.

   See accompanying Notes to Unaudited Pro Forma Combined Income Statements.

                          EL PASO NATURAL GAS COMPANY

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                             TENNECO ENERGY
                                                          PRE-MERGER PRO FORMA
                                                -----------------------------------------
                                                             RESTRUCTURING,                           PRO FORMA MERGER
                                                              REALIGNMENT                   -------------------------------------
                                                              AND SERIES A                                               EL PASO/
                                                 TENNECO       PREFERRED        TENNECO                                  TENNECO
                                    EL PASO       ENERGY         STOCK          ENERGY        MERGER      REFINANCING     ENERGY
                                   HISTORICAL   HISTORICAL      ISSUANCE      AS ADJUSTED   ADJUSTMENTS   TRANSACTIONS   COMBINED
                                   ----------   ----------   --------------   -----------   -----------   ------------   --------
Revenues.........................    $1,038       $1,921          $             $1,921        $              $ (47)(j)    $2,912
Operating costs and expenses.....       826        1,843           (93)(a)       1,750            43(e)        (41)(j)     2,586
                                                                                                   8(f)
                                     ------       ------          ----          ------        ------         -----        ------
  Operating income...............       212           78            93             171           (51)           (6)          326
Other (income) expense, net......        (7)        (190)           84(a)         (106)                                     (113)
Interest expense.................        86          122            92(c)          214                         (51)(i)       240
                                                                                                                (6)(k)
                                                                                                                (3)(j)
                                     ------       ------          ----          ------        ------         -----        ------
Income before income taxes and
  minority interest..............       133          146           (83)             63           (51)           54           199
Provision for income taxes
  (benefit)(1)...................        48          (11)          (33)(d)         (44)          (20)(g)        24(l)          7
                                                                                                                (1)(j)
                                     ------       ------          ----          ------        ------         -----        ------
Income before minority
  interest.......................        85          157           (50)            107           (31)           31           192
Minority interest................                                                                 25(h)                       25
                                     ------       ------          ----          ------        ------         -----        ------
Income before extraordinary
  charges........................        85          157           (50)            107           (56)           31           167
Preferred stock dividends........                     12            25(b)           37           (25)(h)
                                                                                                 (12)(h)
                                     ------       ------          ----          ------        ------         -----        ------
Net income available to
  Common Stock...................    $   85       $  145          $(75)         $   70        $  (19)        $  31        $  167
                                     ======       ======          ====          ======        ======         =====        ======
Net income per average share of
  Common Stock(2)................    $ 2.47                                                                               $ 2.98
                                     ======                                                                               ======
Number of shares used in
  computation of net income per
  share of Common Stock (in
  thousands).....................    34,495                                                   18,793         2,750        56,038
                                     ======                                                   ======         =====        ======

---------------

(1) The provision for income taxes for Tenneco Energy reflects the realization of unrecognized deferred tax assets, reducing the overall effective tax rate significantly below the assumed statutory rate of 39%. If the statutory rate had been used, the combined provision for income taxes would have been $78 million and the pro forma combined amounts for net income available to Common Stock and net income per average share of Common Stock would have been $96 million and $1.71, respectively.

(2) Per share data is calculated using the net income available to Common Stock divided by the pro forma weighted average shares of Common Stock outstanding. The pro forma weighted average shares of Common Stock outstanding includes the following assumptions: (i) the issuance of 18.793 million shares of Common Stock to holders of Old Tenneco Stock under the terms of the Merger; and (ii) the assumed issuance of 2.750 million shares of Common Stock at $52.25 per share in the Offering as part of the Refinancing Transactions, the proceeds of which will be used to purchase the Subordinated El Paso Tennessee Preferred Stock from El Paso Tennessee (and the use of the proceeds from the sale of the El Paso Tennessee Preferred Stock by El Paso Tennessee to repay long-term debt outstanding under the El Paso Tennessee Credit Agreement acquired pursuant to the Merger).

   See accompanying Notes to Unaudited Pro Forma Combined Income Statements.

                          EL PASO NATURAL GAS COMPANY

             NOTES TO UNAUDITED PRO FORMA COMBINED INCOME STATEMENT

RESTRUCTURING, REALIGNMENT AND SERIES A PREFERRED STOCK ISSUANCE:

     (a) To reflect the earnings impact of the distribution to New Tenneco of receivables previously sold to Tenneco Credit Corporation, a Tenneco Energy affiliate which has been renamed "El Paso Energy Credit Corporation".

     (b) To reflect preferred stock dividends on the Series A Preferred Stock issued at a dividend yield of 8 1/4% per annum.

     (c) To reflect interest expense on additional debt issued under the El Paso Tennessee Credit Agreement. For purposes of the pro forma calculations, an assumed interest rate of 8% per annum has been used.

     (d) To reflect the income tax expense effects of pro forma adjustments.

MERGER ADJUSTMENTS:

     (e) To reflect depreciation expense related to the increase in fair value of property, plant and equipment, depreciated over a 40-year period which approximates the FERC approved depreciation rate for the regulated property, plant and equipment of Tenneco Energy prospectively.

     (f) To reflect the assumed pro forma postretirement cost for Tenneco Energy employees.

     (g) To reflect the income tax expense effects of pro forma adjustments at an estimated rate of 39%.

     (h) To reflect the Series A Preferred Stock dividends as minority interest and the elimination of dividends on the $7.40 Preferred Stock and $4.50 Preferred Stock.

REFINANCING TRANSACTIONS:

     (i) To reflect an interest expense reduction relating to debt repaid from the net proceeds from the Offering and proceeds from the Monetization Transactions (i.e., the monetization of $500 million of asset sales and project financings at book value).

     (j) To remove the historical operating results of Tenneco Energy's exploration and production business which is assumed to be disposed at book value.

     (k) To reflect the interest expense reduction relating to the replacement of the remaining balance under the El Paso Tennessee Credit Agreement with short-term and long-term financing at interest rates of 6% and 8% per annum, respectively. A 1/8% per annum change in interest rates would have the impact of increasing total pro forma interest expense by approximately $1.7 million and $2.2 million for the nine months ended September 30, 1996 and the year ended December 31, 1995, respectively.

     (l) To reflect the income tax expense effects of pro forma adjustments at an estimated rate of 39%.

PROSPECTUS

                          EL PASO NATURAL GAS COMPANY

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK

                             ---------------------

     El Paso Natural Gas Company ("EPG" or the "Company") may offer and sell from time to time in one or more series its (i) unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"), (ii) shares of preferred stock, $.01 par value (the "Preferred Stock"), and (iii) shares of common stock, $3.00 par value (the "Common Stock"). The Debt Securities, the Preferred Stock and the Common Stock offered hereby are collectively hereinafter referred to as the "Securities". The Securities will be limited to an aggregate initial public offering price not to exceed $800,000,000, or, in the case of Debt Securities, the equivalent thereof in one or more foreign currencies, including composite currencies. The Securities may be offered, separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale and set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered will be set forth in a related Prospectus Supplement, including, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, authorized denominations, maturities, interest rate or rates (which may be fixed or variable), the date or dates on which interest, if any, shall be payable, the place or places where principal of and premium, if any, and interest, if any, on such Debt Securities of the series will be payable, terms of optional or mandatory redemption or any sinking fund or analogous provisions, currency or currencies, or currency unit or currency units of denomination and payment if other than U.S. dollars, the initial public offering price, terms relating to temporary or permanent global securities, provisions regarding convertibility, if any, provisions regarding registration of transfer or exchange, the proceeds to EPG and other special terms; (ii) in the case of Preferred Stock, the specific designations, the number of shares, dividend rights (including, if applicable, the manner of calculation thereof), and any liquidation, redemption, conversion, voting and other rights, the initial public offering price and other special terms; and
(iii) in the case of Common Stock, the terms of the offering and sales thereof.

     The Securities may be offered and sold to or through underwriters, dealers, or agents as designated from time to time, or through a combination of such methods, and also may be offered and sold directly to one or more other purchasers. See "Plan of Distribution". The names of, and the principal amounts or number of shares to be purchased by, underwriters, dealers or agents, and the compensation of such underwriters, dealers or agents, including any applicable fees, commissions, and discounts, will be set forth in the related Prospectus Supplement. No Securities may be sold without delivery of a Prospectus Supplement describing such series or issue of Securities and the method and terms of offering thereof.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                The date of this Prospectus is November 5, 1996

                             AVAILABLE INFORMATION

     EPG is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. EPG's Common Stock is listed on the New York Stock Exchange (the "NYSE"), and reports, proxy statements and other information concerning EPG may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus does not contain all of the information set forth in the Registration Statement, of which this Prospectus is a part, filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to such Registration Statement for further information with respect to EPG and the Securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission by EPG pursuant to the Exchange Act are incorporated herein by reference:

          1. EPG's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Form 10-K");

          2. EPG's Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 1996, as amended pursuant to a Form 10-Q/A filed May 15, 1996, and June 30, 1996;

          3. The portions of EPG's definitive Proxy Statement for the Annual Meeting of Stockholders held on April 30, 1996 that have been incorporated by reference into the Form 10-K;

        4. EPG's Current Reports on Form 8-K dated May 2, 1996, and June 28,
     1996;

          5. EPG's Current Report on Form 8-K dated October 22, 1996, as amended pursuant to a Form 8-K/A filed November 5, 1996 (the "November Current Report"); and

          6. EPG's Registration Statement on Form 8-A filed with respect to the Common Stock, as amended to date.

     All documents filed by EPG pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     EPG will provide without charge to each person, including any beneficial owner of a Security, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to the Vice President, Investor and Public Relations, El Paso Natural Gas Company, One Paul Kayser Center, 100 North Stanton Street, El Paso, Texas 79901 (telephone (915) 541-2600).

                                  THE COMPANY

GENERAL

     EPG is a Delaware corporation which was incorporated in 1928. In recognition of changes in the natural gas industry and the manner in which EPG manages its businesses, and in order to facilitate a more detailed understanding of the various activities in which it engages, EPG began doing business under the name El Paso Energy Corporation (effective April 22, 1996) and has segregated its business activities into three business segments: (i) natural gas transmission, (ii) field and merchant services, and (iii) corporate and other.

     The natural gas transmission segment includes one of the nation's largest mainline natural gas transmission systems, connecting natural gas supply regions in New Mexico, Texas, Oklahoma, and Colorado to markets in California, Nevada, Arizona, New Mexico, Texas, and northern Mexico. The transmission system consists of approximately 10,000 miles of pipeline and is connected to one of the most prolific supply basins in the nation, the San Juan Basin of northern New Mexico and southern Colorado.

     The field and merchant services segment provides field services, including gathering, products extraction, dehydration, purification and compression. In addition, the field and merchant services segment purchases, markets and trades natural gas, natural gas liquids, power and other energy commodities, and provides risk management activities associated with these commodities. This segment has approximately 7,900 miles of gathering lines and 64,000 horsepower of compression located in the San Juan, Anadarko and Permian Basins, and in East Texas and Louisiana.

     The corporate and other segment includes El Paso Energy International, through which EPG conducts its international activities, and other corporate activities.

     EPG's principal executive offices are located at One Paul Kayser Center, 100 North Stanton Street, El Paso, Texas 79901, and its telephone number at that address is (915) 541-2600. Upon consummation of the Merger (as defined below), if it occurs, EPG's principal executive offices will be located at 1010 Milam Street, Houston, Texas, and its telephone number at that address will be (713) 757-2131.

THE TENNECO MERGER

     On June 19, 1996, EPG, El Paso Merger Company, an indirect wholly owned subsidiary of EPG ("El Paso Subsidiary"), and Tenneco Inc. ("Tenneco") entered into a definitive merger agreement (as amended and supplemented from time to time, the "Merger Agreement"), pursuant to which El Paso Subsidiary will be merged with and into Tenneco (the "Merger"). Prior to the Merger, Tenneco and its subsidiaries will undertake various intercompany transfers and distributions designed to restructure, divide and separate their existing businesses, assets and liabilities so that all the assets, liabilities and operations related to their automotive parts, packaging and administrative services businesses and their shipbuilding business will be spun-off to Tenneco's common stockholders (the "Distributions"). The remaining existing and discontinued operations of Tenneco, consisting primarily of those operations related to the transmission and marketing of natural gas (the "Energy Business"), will continue to be owned by Tenneco.

     The Merger is conditioned upon, among other things, the receipt of tax rulings stating that the Distributions and the Merger are tax-free (which condition has been satisfied), completion of a debt realignment plan by Tenneco, certain government approvals and approval of Tenneco's stockholders.

     Consideration to be paid by El Paso in the Merger will consist of:

     - the retention after the Merger of approximately $2.65 billion of debt and preferred stock obligations of Tenneco, subject to certain adjustments;

     - the issuance of EPG equity securities valued at approximately $895.9 million, based on a closing price per share on the NYSE of $47.50 for Common Stock on November 4, 1996, to Tenneco's existing common and preferred stockholders, subject to the formulas set forth in the Merger Agreement; and

     - the retention of approximately $600 million of estimated assumed liabilities related to certain discontinued businesses of Tenneco.

     The proposed issuance by EPG (the "Stock Issuance") of up to 23,894,862 shares of Common Stock (or such greater number of shares of Common Stock as may be required under the Merger Agreement under certain circumstances if the closing price per share of Common Stock on the NYSE on the day prior to the vote at the Tenneco Special Meeting (as defined below) is less than $31.3875) to Tenneco stockholders in connection with the transactions contemplated by the Merger Agreement is being submitted for approval of EPG's stockholders at a special meeting presently scheduled to be held on December 9, 1996 (the "El Paso Special Meeting"). If the Stock Issuance is not approved, the Merger is still expected to be consummated but EPG will issue to Tenneco stockholders 7,000,000 shares of Common Stock, with the balance of the equity consideration to consist of depositary shares, each representing a fractional interest in a whole share of a new series of EPG voting preferred stock. Tenneco's stockholders are being asked to vote on a significant reorganization of Tenneco, of which the Merger and the Distributions are parts, at a special meeting (the "Tenneco Special Meeting") to be held on December 10, 1996.

     There can be no assurance that the Stock Issuance will be approved. Furthermore, although EPG believes that all the conditions to the Merger will be satisfied, there can be no assurance that such conditions will be satisfied and that the Merger will be consummated.

     For further information regarding the Merger and the various transactions to be undertaken in connection therewith, see EPG's definitive Joint Proxy Statement-Prospectus relating to the El Paso Special Meeting (the "Joint Proxy Statement-Prospectus"), which has been filed as an exhibit to the November Current Report, which November Current Report is incorporated herein by reference.

                                USE OF PROCEEDS

     Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes.

                RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF
                     EARNINGS TO COMBINED FIXED CHARGES AND
              PREFERRED AND PREFERENCE STOCK DIVIDEND REQUIREMENTS

                                                  SIX MONTHS            YEAR ENDED DECEMBER 31,
                                                     ENDED       -------------------------------------
                                                 JUNE 30, 1996   1995    1994    1993    1992    1991
                                                 -------------   -----   -----   -----   -----   -----
Ratio of Earnings to Fixed Charges and Ratio of
  Earnings to Combined Fixed Charges and
  Preferred and Preference Stock Dividend
  Requirements.................................      --(a)       2.51x   2.87x   3.04x   2.73x   2.86x

---------------

(a) Earnings for the six months ended June 30, 1996 were inadequate to cover fixed charges by $18 million due to a special charge for employee separation and asset impairments of $99 million pre-tax.

     The ratio of earnings to combined fixed charges and preferred and preference stock dividend requirements for the periods presented is the same as the ratio of earnings to fixed charges since EPG has no outstanding preferred stock or preference stock and, therefore, no dividend requirements.

     For purposes of calculating these ratios: (i) "fixed charges" represent interest expense (exclusive of interest on rate refunds), amortization of debt costs and the portion of rental expense representing the interest factor; and
(ii) "earnings" represent the aggregate of income from continuing operations before income taxes, interest expense (exclusive of interest on rate refunds), amortization of debt costs and the portion of rental expense representing the interest factor.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities offered hereby will represent unsecured obligations of EPG. The Debt Securities offered hereby will be issued under an Indenture (the "Indenture"), between EPG and The Chase Manhattan Bank, as trustee (the "Trustee"). The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder from time to time in one or more series.

     The terms of the Debt Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Debt Securities are subject to all such terms, and holders of Debt Securities are referred to the Indenture and the Trust Indenture Act for a statement of those terms.

     The statements set forth below in this section are brief summaries of certain provisions contained in the Indenture, do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms, a copy of which Indenture is included as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms used in this section and not otherwise defined in this section have the respective meanings assigned to them in the Indenture.

GENERAL

     Reference is made to the Prospectus Supplement relating to the particular series offered thereby for the terms of such Debt Securities, including where applicable: (a) the form and title of the Debt Securities; (b) the aggregate principal amount of the Debt Securities; (c) the date or dates on which the Debt Securities may be issued; (d) the date or dates on which the principal of and premium, if any, on the Debt Securities shall be payable; (e) the rate or rates (which may be fixed or variable) at which the Debt Securities shall bear interest, if any, and the date or dates from which such interest shall accrue;
(f) the dates on which interest, if any, shall be payable and the record dates for the interest payment dates; (g) the place or places where the principal of and premium, if any, and interest, if any, on the Debt Securities of the series will be payable; (h) the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which, the Debt Securities may be redeemed at the option of EPG or otherwise; (i) any optional or mandatory redemption or any sinking fund or analogous provisions; (j) if other than denominations of $1,000 and integral multiples thereof, the denominations in which the Debt Securities of the series shall be issuable; (k) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities which shall be payable upon declaration of the acceleration of the maturity thereof in accordance with the provisions of the Indenture; (l) whether payment of the principal of and premium, if any, and interest, if any, on the Debt Securities shall be without deduction for taxes, assessments, or governmental charges paid by the holders; (m) the currency or currencies, or currency unit or currency units, in which the principal of and premium, if any, and interest, if any, on the Debt Securities shall be denominated, payable, redeemable or purchasable, as the case may be; (n) any Events of Default (as defined below) with respect to the Debt Securities that differ from those set forth in the Indenture; (o) whether the Debt Securities will be convertible; (p) whether the Debt Securities of such series shall be issued as a global certificate or certificates and, in such case, the identity of the depositary for such series; and (q) any other terms not inconsistent with the Indenture.

     If any Debt Securities offered hereby are sold for foreign currencies or foreign currency units or if the principal of and premium, if any, or interest, if any, on any series of Debt Securities is payable in foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies and currency units will be set forth in the Prospectus Supplement relating thereto.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities offered hereby will be issued only in fully registered form in denominations of $1,000 or any integral multiple thereof. The Debt Securities of a series may be issuable in the form of one or more global certificates, which will be denominated in an amount equal to all or a portion of the aggregate principal amount of such Debt Securities. See "-- Global Debt Securities".

     One or more series of Debt Securities offered hereby may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The Federal income tax consequences and special considerations applicable to any such series of Debt Securities will be described generally in the Prospectus Supplement relating thereto.

GLOBAL DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Unless and until such global certificate or certificates are exchanged in whole or in part for Debt Securities in individually certificated form, a global Debt Security may not be transferred except as a whole to a nominee of the Depositary for such global Debt Security, or by a nominee for the Depositary to the Depositary, or to a successor of the Depositary or a nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities and the rights of, and limitations on, owners of beneficial interests in a global Debt Security representing all or a portion of a series of Debt Securities will be described in the Prospectus Supplement relating to such series.

CERTAIN COVENANTS

     Limitations on Liens. The Indenture provides that EPG will not, nor will it permit any Restricted Subsidiary (as defined below) to, create, assume, incur or suffer to exist any Lien (as defined below) upon any Principal Property (as defined below), whether owned or leased on the date of the Indenture or thereafter acquired, to secure any Debt (as defined below) of EPG or any other Person (as defined below) (other than the Debt Securities issued thereunder), without in any such case making effective provision whereby all of the Debt Securities Outstanding thereunder shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be so secured. There is excluded from this restriction:

          (i) any Lien upon any property or assets of EPG or any Restricted Subsidiary in existence on the date of the Indenture or created pursuant to an "after-acquired property" clause or similar term in existence on the date of the Indenture or any mortgage, pledge agreement, security agreement or other similar instrument in existence on the date of the Indenture;

          (ii) any Lien upon any property or assets created at the time of acquisition of such property or assets by EPG or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of or within one year of such acquisition;

          (iii) any Lien upon any property or assets existing thereon at the time of the acquisition thereof by EPG or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by EPG or any Restricted Subsidiary);

          (iv) any Lien upon any property or assets of a Person existing thereon at the time such Person becomes a Restricted Subsidiary by acquisition, merger or otherwise;

          (v) the assumption by EPG or any Restricted Subsidiary of obligations secured by any Lien existing at the time of the acquisition by EPG or any Restricted Subsidiary of the property or assets subject to such Lien or at the time of the acquisition of the Person which owns such property or assets;

          (vi) any Lien on property to secure all or part of the cost of construction or improvements thereon or to secure Debt incurred prior to, at the time of, or within one year after completion of such construction or making of such improvements, to provide funds for any such purpose;

          (vii) any Lien on any oil, gas, mineral and processing and other plant properties to secure the payment of costs, expenses or liabilities incurred under any lease or grant or operating or other similar agreement in connection with or incident to the exploration, development, maintenance or operation of such properties;

          (viii) any Lien arising from or in connection with a conveyance by EPG or any Restricted Subsidiary of any production payment with respect to oil, gas, natural gas, carbon dioxide, sulphur, helium, coal, metals, minerals, steam, timber or other natural resources;

          (ix) any Lien in favor of EPG or any Restricted Subsidiary;

          (x) any Lien created or assumed by EPG or any Restricted Subsidiary in connection with the issuance of Debt the interest on which is excludable from gross income of the holder of such Debt pursuant to the Internal Revenue Code of 1986, as amended, or any successor statute, for the purpose of financing, in whole or in part, the acquisition or construction of property or assets to be used by EPG or any Subsidiary;

          (xi) any Lien upon property or assets of any foreign Restricted Subsidiary to secure Debt of that foreign Restricted Subsidiary;

          (xii) Permitted Liens (as defined below);

          (xiii) any Lien upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a Lien upon such property or assets permitted by clauses (i) through (xii), inclusive, above; or

          (xiv) any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refundings or replacements) of any Lien, in whole or in part, that is referred to in clauses (i) through (xiii), inclusive, above, or of any Debt secured thereby; provided, however, that the principal amount of Debt secured thereby shall not exceed the greater of the principal amount of Debt so secured at the time of such extension, renewal, refinancing, refunding or replacement and the original principal amount of Debt so secured (plus in each case the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such extension, renewal, refinancing, refunding or replacement); provided further, however, that such extension, renewal, refinancing, refunding or replacement shall be limited to all or a part of the property (including improvements, alterations and repairs on such property) subject to the encumbrance so extended, renewed, refinanced, refunded or replaced (plus improvements, alterations and repairs on such property).

     Notwithstanding the foregoing, under the Indenture, EPG may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any Lien upon any Principal Property to secure Debt of EPG or any Person (other than the Debt Securities) that is not excepted by clauses (i) through (xiv), inclusive, above without securing the Debt Securities issued under the Indenture, provided that the aggregate principal amount of all Debt then outstanding secured by such Lien and all similar Liens, together with all net sale proceeds from Sale-Leaseback Transactions (as defined below) (excluding Sale-Leaseback Transactions permitted by clauses (i) through (iv), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 15% of Consolidated Net Tangible Assets (as defined below).

     Restriction on Sale-Leasebacks. The Indenture provides that EPG will not, nor will it permit any Restricted Subsidiary to, engage in a Sale-Leaseback Transaction, unless: (i) such Sale-Leaseback Transaction occurs within one year from the date of acquisition of the Principal Property subject thereto or the date of the completion of construction or commencement of full operations on such Principal Property, whichever is later; (ii) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;
(iii) EPG or such Restricted Subsidiary would be entitled to incur Debt secured by a Lien on the Principal Property subject thereto in a principal amount equal to or exceeding the net sale proceeds from such Sale-Leaseback Transaction without securing the Debt Securities; or (iv) EPG or such Restricted Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the repayment, redemption or retirement of Funded Debt (as defined below) of EPG or any Subsidiary, or (B) investment in another Principal Property.

     Notwithstanding the foregoing, under the Indenture, EPG may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (i) through (iv), inclusive, of the above paragraph, provided that the net sale proceeds from such Sale-Leaseback Transaction, together with the aggregate principal amount of outstanding Debt (other than the Debt Securities) secured by Liens upon Principal Properties not excepted by clauses (i) through (xiv), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 15% of the Consolidated Net Tangible Assets.

     Certain Defined Terms. As used herein:

     "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom (i) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt), and (ii) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth on the consolidated balance sheet of EPG and its consolidated subsidiaries for EPG's most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

     "Debt" means any obligation created or assumed by any Person for the repayment of money borrowed and any purchase money obligation created or assumed by such Person.

     "Funded Debt" means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

     "Lien" means any mortgage, pledge, security interest, charge, lien or other encumbrance of any kind, whether or not filed, recorded or perfected under applicable law.

     "Permitted Liens" means (i) Liens upon rights-of-way for pipeline purposes;
(ii) any governmental Lien, mechanics', materialmen's, carriers' or similar Lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined Lien which is incidental to construction; (iii) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property; (iv) Liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by EPG or any Subsidiary in good faith; (v) Liens of, or to secure performance of, leases; (vi) any Lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings; (vii) any Lien upon property or assets acquired or sold by EPG or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables; (viii) any Lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations; (ix) any Lien upon any property or assets in accordance with customary banking practice to secure any Debt incurred by EPG or any Restricted Subsidiary in connection with the exporting of goods to, or between, or the marketing of goods in, or the importing of goods from, foreign countries; or (x) any Lien in favor of the United States of America or any state thereof, or any other country, or any political subdivision of any of the foregoing, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any Lien securing industrial development, pollution control, or similar revenue bonds.

     "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization, or government or any agency or political subdivision thereof.

     "Principal Property" means (a) any pipeline assets of EPG or any Subsidiary, including any related facilities employed in the transportation, distribution or marketing of natural gas, that are located in the United States or Canada, and (b) any processing or manufacturing plant owned or leased by EPG or any Subsidiary that is located within the United States or Canada, except, in the case of either clause (a) or (b), any such assets or plant which, in the opinion of EPG's Board of Directors, is not material in relation to the activities of EPG and its Subsidiaries as a whole.

     "Restricted Subsidiary" means any Subsidiary of EPG owning or leasing any Principal Property.

     "Sale-Leaseback Transaction" means the sale or transfer by EPG or any Restricted Subsidiary of any Principal Property to a Person (other than EPG or a Subsidiary) and the taking back by EPG or any Restricted Subsidiary, as the case may be, of a lease of such Principal Property.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture provides that EPG may, without the consent of the Trustee or the holders of any Debt Securities issued thereunder, consolidate or merge with, or sell, lease or transfer its properties and assets as, or substantially as, an entirety to, any Person, provided that (i) either EPG is the surviving entity or such successor Person shall expressly assume the due and punctual payment of the principal of, and any premium and interest on, all the Debt Securities and the performance or observance of every covenant and condition of the Indenture on the part of EPG to be performed or observed, (ii) immediately after giving effect to the transaction, no Default or Event of Default exists, and (iii) EPG has delivered the Officer's Certificate and Opinion of Counsel required by the Indenture. Any such successor Person shall succeed to and be substituted for, and may exercise every right and power of, EPG under the Indenture with the same effect as if it had been named a party in the Indenture and EPG shall, except in the case of a lease, be released and discharged from all its obligations under the Debt Securities and the Indenture.

EVENTS OF DEFAULT

     An "Event of Default" will occur under the Indenture with respect to Debt Securities of a particular series issued thereunder upon: (a) default in the payment of the principal of, or premium, if any, on, any Debt Security of such series at its maturity; (b) default in the payment of any interest on any Debt Security of such series when it becomes due and payable and continuance of such default for a period of 30 days; (c) default in the performance, or breach, of any term, covenant or warranty contained in the Indenture with respect to such series for a period of 60 days upon giving written notice as provided in the Indenture; (d) the occurrence of certain events of bankruptcy; or (e) any other Event of Default applicable to such series.

     The Indenture provides that if an Event of Default with respect to a series of Debt Securities issued thereunder shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of Debt Securities of such series then outstanding may declare the principal amount of all Debt Securities of such series to be due and payable immediately upon giving written notice as provided in the Indenture. The Indenture provides that the holders of a majority in principal amount of Debt Securities then outstanding of such series may rescind and annul such declaration and its consequences under certain circumstances.

     The holders of a majority in principal amount of Debt Securities of a series then outstanding may waive past defaults under the Indenture with respect to such series and its consequences (except a continuing default in the payment of principal of or premium, if any, or interest on any series of Debt Securities or a default in respect of any covenant or provision of the Indenture which cannot be modified or amended by a supplemental indenture without the consent of the holder of each outstanding Debt Security affected thereby).

     Pursuant to the Indenture, the holders of a majority in aggregate principal amount of all affected series of Debt Securities then outstanding may direct with respect to such series the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such direction shall not be in conflict with any rule of law or the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of any holders, the

Trustee shall be entitled to receive from such holders reasonable security or indemnity against the costs, expenses, and liabilities which might be incurred by it in compliance with any such direction.

     Under the terms of the Indenture, EPG is required to furnish to the Trustee annually an Officer's Certificate to the effect that to the best of such officer's knowledge, EPG is not in default in the performance and observance of the terms, provisions and conditions of the Indenture or, if such officer has knowledge that EPG is in default, specifying such default. The Indenture requires the Trustee to give to all holders of Debt Securities outstanding thereunder notice of any Default by EPG in the manner provided in the Indenture, unless such Default shall have been cured or waived; however, except in the case of a default in the payment of principal of and premium, if any, or interest, if any, on any Debt Securities outstanding thereunder, the Trustee is entitled to withhold such notice in the event that the board of directors, the executive committee, or a trust committee of directors or certain officers of the Trustee in good faith determine that withholding such notice is in the interest of the holders of such outstanding Debt Securities.

SATISFACTION AND DISCHARGE; LEGAL AND COVENANT DEFEASANCE

     Under the terms of the Indenture, EPG may satisfy and discharge certain obligations to holders of Debt Securities of any series which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year or are to be called for redemption within one year by (i) depositing or causing to be deposited with the Trustee funds in an amount sufficient to pay the principal and any premium and interest to the date of such deposit (in case of Debt Securities of such series which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, (ii) paying or causing to be paid all other sums payable under the Indenture with respect to such Debt Securities, and (iii) delivering to the Trustee an Officer's Certificate and Opinion of Counsel relating to such satisfaction and discharge.

     The Indenture also provides that EPG and any other obligor, if any, will be discharged from any and all obligations in respect of any series of Debt Securities issued thereunder (excluding, however, certain obligations, such as the obligation to register the transfer or exchange of such outstanding Debt Securities of such series, to replace stolen, lost, mutilated or destroyed certificates, to pay principal and interest on the original stated due dates or specified redemption date, to make any sinking fund payments, and to maintain paying agencies) on the 91st day following the deposit referred to in the following clause (i), subject to the following conditions: (i) the irrevocable deposit, in trust, of cash or U.S. Government Obligations (or a combination thereof) which through the payment of interest and principal thereof in accordance with their terms will provide cash in an amount sufficient to pay the principal and interest and premium, if any, on the outstanding Debt Securities of such series and any mandatory sinking fund payments, in each case, on the stated maturity of such payments in accordance with the terms of the Indenture and the outstanding Debt Securities of such series or on any Redemption Date established pursuant to clause (iii) below, (ii) EPG's receipt of an Opinion of Counsel based on the fact that (A) EPG has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case, to the effect that, and confirming that, the holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred, (iii) if the Debt Securities are to be redeemed prior to Stated Maturity (other than from mandatory sinking fund payments or analogous payments), notice of such redemption shall have been duly given pursuant to the Indenture or provision therefor satisfactory to the Trustee shall have been made, (iv) no Event of Default or event which with notice or lapse of time or both would become an Event of Default will have occurred and be continuing on the date of such deposit, and (v) EPG's delivery to the Trustee of an Officer's Certificate and an Opinion of Counsel, each stating that the conditions precedent under the Indenture have been complied with.

     Under the Indenture, EPG also may discharge its obligations referred to above under "-- Certain Covenants" and "-- Consolidation, Merger and Sale of Assets", as well as certain of its obligations relating to reporting obligations under the Indenture, in respect of any series of Debt Securities on the 91st day following the deposit referred to in clause (i) in the immediately preceding paragraph, subject to satisfaction of the conditions described in clauses (i), (iii), (iv) and (v) in the immediately preceding paragraph with respect to such series of Debt Securities and the delivery of an Opinion of Counsel confirming that the holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and covenant defeasance had not occurred.

CHANGES IN CONTROL AND HIGHLY LEVERAGED TRANSACTIONS

     The Indenture does not contain provisions requiring redemption of the Debt Securities issued thereunder, or adjustment to any terms of such Debt Securities, upon any change in control of EPG.

     Other than the limitations on Liens and the restriction on Sale-Leaseback Transactions described above under "-- Certain Covenants", the Indenture does not contain any covenant or other provisions designed to afford holders of the Debt Securities issued thereunder protection in the event of a highly leveraged transaction involving EPG.

MODIFICATION OF THE INDENTURE

     The Indenture provides that EPG and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities issued thereunder to: (a) secure any of such Debt Securities; (b) evidence the succession of another Person to EPG under the Indenture and the Debt Securities and the assumption by such successor Person of the obligations of EPG thereunder; (c) add covenants and Events of Default for the benefit of the holders of all or any series of such Debt Securities or to surrender any right or power conferred by the Indenture upon EPG; (d) add to, change or eliminate any of the provisions of the Indenture, provided that any such addition, change or elimination shall become effective only after there are no such Debt Securities of any series entitled to the benefit of such provision outstanding;
(e) establish the forms or terms of the Debt Securities of any series issued thereunder; (f) cure any ambiguity or correct any inconsistency in the Indenture; (g) evidence the acceptance of appointment by a successor trustee; and (h) qualify the Indenture under the Trust Indenture Act.

     The Indenture also contains provisions permitting EPG and the Trustee, with the consent of the holders of a majority in aggregate principal amount of all outstanding Debt Securities affected by such supplemental indenture (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture, or modify in any manner the rights of the holders of such Debt Securities, provided that EPG and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) change the stated maturity of the principal of or any installment of principal of or interest, if any, on, any Debt Security, or reduce the principal amount thereof or premium, if any, on or the rate of interest thereon,
(b) reduce the percentage in principal amount of Debt Securities required for any such supplemental indenture or for any waiver provided for in the Indenture,
(c) change EPG's obligation to maintain an office or agency for payment of Debt Securities and the other matters specified therein, or (d) modify any of the provisions of the Indenture relating to the execution of supplemental indentures with the consent of holders of Debt Securities which are discussed in this paragraph or modify any provisions relating to the waiver by holders of past defaults and certain covenants, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby.

NO PERSONAL LIABILITY OF OFFICERS, DIRECTORS, EMPLOYEES OR STOCKHOLDERS

     No director, officer, employee or stockholder, as such, of EPG or any of its affiliates shall have any personal liability in respect of the obligations of EPG under the Indenture or the Debt Securities by reason of his, her or its status as such.

APPLICABLE LAW

     The Indenture is, and the Debt Securities offered hereby will be, governed by, and construed in accordance with, the laws of the State of New York.

CONCERNING THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture contains limitations on the rights of the Trustee, should it become a creditor of EPG, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

     The Chase Manhattan Bank, a New York banking corporation, is the Trustee under the Indenture. EPG maintains banking and other commercial relationships with The Chase Manhattan Bank in the ordinary course of business.

                          DESCRIPTION OF CAPITAL STOCK

     The statements under this caption are brief summaries, do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, the more complete descriptions contained in (a) EPG's Restated Certificate of Incorporation, as amended (the "EPG Charter"), and the Shareholder Rights Agreement, dated as of July 7, 1992, between EPG and The First National Bank of Boston, as Rights Agent (the "Shareholder Rights Agreement"), copies of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part, and (b) the certificate of designation relating to each series of Preferred Stock, which will be filed with the Commission at, or prior to, the time of the offering of such series of Preferred Stock.

GENERAL

     EPG currently is authorized by the EPG Charter to issue up to 100,000,000 shares of Common Stock and up to 25,000,000 shares of Preferred Stock. As of September 30, 1996, there were issued and outstanding 36,212,026 shares of Common Stock and no shares of Preferred Stock.

COMMON STOCK

     EPG currently is authorized by the EPG Charter to issue up to 100,000,000 shares of Common Stock. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of EPG out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of EPG, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. There are no redemption provisions with respect to any shares of Common Stock. All of the outstanding shares of Common Stock are, and the Common Stock offered hereby will be, upon issuance against full payment of the purchase price therefor, fully paid and nonassessable.

     The transfer agent and registrar for EPG's Common Stock is The First National Bank of Boston.

PREFERRED STOCK

     EPG's Board of Directors, without any further action by the stockholders of EPG, is authorized to issue up to 25,000,000 shares of Preferred Stock, and to divide the Preferred Stock into one or more series, and to fix by resolution or resolutions any of the designations, powers, preferences and rights, and the qualifications, limitations, or restrictions of the shares of each such series, including, but not limited to, dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences, and the number of shares constituting each such series. The issuance of Preferred Stock may have the effect of delaying, deterring, or preventing a change in control of EPG. Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular series of Preferred Stock will be described in the Prospectus Supplement relating to that series. The description of Preferred Stock set forth below and the description of the terms of the particular series of Preferred Stock set forth in the related Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the certificate of designation relating to the particular series of Preferred Stock.

     The designations, powers, preferences and rights, and the qualifications, limitations, or restrictions of the Preferred Stock of each series will be fixed by the certificate of designation relating to such series. The Prospectus Supplement relating to each series will specify the terms of the Preferred Stock as follows:

          (a) The maximum number of shares to constitute such series and the distinctive designation thereof;

          (b) The annual dividend rate, if any, on shares of such series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate, and whether dividends will be cumulative;

          (c) The price at which, and the terms and conditions on which, the shares of such series may be redeemed, including the time during which shares of such series may be redeemed and any accumulated dividends thereon that the holders of shares of such series shall be entitled to receive upon the redemption thereof;

          (d) The liquidation preference, if any, and any accumulated dividends thereon, that the holders of shares of such series shall be entitled to receive upon the liquidation, dissolution, or winding up of the affairs of EPG;

          (e) Whether or not the shares of such series will be subject to operation of a retirement or sinking fund, and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of such series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund;

          (f) The terms and conditions, if any, on which the shares of such series shall be convertible into, or exchangeable for, debt securities, shares of any other class or classes of capital stock of EPG, or any series of any other class or classes, or of any other series of the same class, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

          (g) The voting rights, if any, on the shares of such series; and

          (h) Any or all other preferences and relative, participating, operational, or other special rights, qualifications, limitations, or restrictions thereof.

     The Federal income tax consequences and special considerations applicable to any such series of Preferred Stock will be generally described in the Prospectus Supplement relating thereto.

     As of the date of this Prospectus, no Preferred Stock is outstanding. Pursuant to the Shareholder Rights Agreement, the Board of Directors of EPG has designated the Series A Preferred Stock (as defined below).

     EPG is currently seeking approval from its stockholders to issue up to 23,894,862 shares of Common Stock (i.e., the Merger Stock Issuance) in connection with the Merger. If the Merger Stock Issuance is not approved by the stockholders of EPG, the Merger is still expected to be consummated, but common stockholders and certain preferred stockholders of Tenneco will receive an aggregate of 7,000,000 shares of Common Stock plus depositary shares representing interests in shares of a new series of Preferred Stock to be designated the Adjustable Rate Cumulative Preferred Stock, $.01 par value per share (the "AR Preferred Stock"). Each share of AR Preferred Stock will entitle the holder thereof to 15 votes per share on all matters submitted to a vote at any meeting of EPG stockholders. In addition, the EPG Charter provides that holders of Preferred Stock of EPG, including the holders of Series A Preferred Stock and AR Preferred Stock, shall have the right to vote together as a class to elect two directors of EPG during any period that dividends on such stock are in arrears in an amount equal to six quarterly dividend payments.

SHAREHOLDER RIGHTS AGREEMENT

     In July 1992, EPG's Board of Directors declared a dividend distribution of one right (a "Right") for each share of Common Stock then outstanding. All shares of Common Stock issued subsequently also include these Rights. Under certain conditions, each Right may be exercised to purchase from EPG one one-hundredth of a share of a series of EPG's Preferred Stock, designated as Series A Junior Participating Preferred Stock, $.01 par value (the "Series A Preferred Stock"), at a price of $75 per one one-hundredth of a share, subject to adjustment.

     The EPG Charter provides that the holders of Series A Preferred Stock are entitled to 100 votes per share on all matters submitted to a vote of the stockholders of EPG, subject to adjustment. In addition, during any period that dividends on the Series A Preferred Stock are in arrears in an amount equal to six quarterly dividend payments, the holders of Series A Preferred Stock will have the right to vote together as a class to elect two directors of EPG as described above.

     The Rights are exercisable only if, without the prior consent of EPG's Board of Directors, a person or group acquires or obtains the right to acquire beneficial ownership of 15% or more of the voting power of all outstanding voting securities of EPG or commences or announces a tender or exchange offer, after consummation of which such person or group would beneficially own 15% or more of EPG's voting securities. If, after the Rights become exercisable, EPG is involved in a merger or other business combination transaction in which its Common Stock is exchanged or changed, or it sells 50% or more of its assets or earning power, each Right will entitle the holder thereof to purchase, at the Right's then-current exercise price, common stock of the acquiring company having a value of twice the exercise price of the Right. If a person becomes the beneficial owner of securities having 15% or more of the voting power of all then-outstanding voting securities of EPG, or if, during any period of such ownership, there shall be any reclassification of securities or recapitalization of EPG, or any merger or consolidation of EPG with any of its subsidiaries or any other transaction or series of transactions which has the effect, directly or indirectly, of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of EPG or any of its subsidiaries which is directly or indirectly owned by such person, then each Right not owned by such person will entitle the holder thereof to purchase, at the Right's then-current exercise price, shares of Common Stock (or in certain circumstances other equity securities of EPG with at least the same economic value as the Common Stock) having a market value of twice the Right's then-current exercise price. The Rights, which have no voting rights, expire no later than July 7, 2002. The Rights may be redeemed by EPG under certain circumstances prior to their expiration date at a purchase price of $.01 per Right. It is possible that the existence of the Rights may have the effect of delaying, deterring or preventing a takeover of EPG.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     EPG is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which restricts certain transactions and business combinations between a corporation and an interested stockholder (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) for a period of three years from the time such person becomes an interested stockholder. Subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding voting stock held by the interested stockholder), Section 203 prohibits certain business transactions, such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by the interested stockholder, or any other transaction that would increase the interested stockholder's proportionate ownership of any class or series of the corporation's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding voting stock held by persons who are both directors and officers or by certain employee stock plans) or if either the proposed transaction or the transaction by which the interested stockholder became such is approved by the board of directors of the corporation prior to the time such stockholder becomes an interested stockholder.

EPG'S RESTATED CERTIFICATE OF INCORPORATION

     The EPG Charter contains provisions applicable to a merger, consolidation, asset sale, liquidation, recapitalization, or certain other business transactions, including the issuance of stock of EPG ("Business Combinations"). The EPG Charter requires the affirmative vote of 51% or more of the voting stock of EPG, excluding any voting stock held by an interested stockholder (defined in the EPG Charter as any person who owns 10% or more of the voting stock and certain defined affiliates), with respect to all Business Combinations involving the interested stockholder, unless directors who served as such prior to the time the interested stockholder became an interested stockholder determine by a two-thirds vote that (i) the proposed consideration meets certain minimum price criteria, or (ii)(A) the interested stockholder holds 80% or more of the voting stock and (B) the interested stockholder has not received (other than proportionately as a stockholder) the benefit of any financial assistance from EPG, whether in anticipation of or in connection with such Business Combination. To meet the minimum price criteria, all stockholders must receive consideration or retain value per share after the transaction which is not less than the price per share paid by the interested stockholder. The EPG Charter also requires the dissemination to stockholders of a proxy or information statement describing the Business Combination.

     The EPG Charter also prohibits the taking of any action by written stockholder consent in lieu of a meeting and the subsequent amendment of the EPG Charter to repeal or alter the above provisions without the affirmative vote of 51% of EPG's voting stock, excluding voting stock held by any interested stockholder.

                              PLAN OF DISTRIBUTION

     EPG may offer or sell Securities to or through one or more underwriters, dealers or agents as designated from time to time, or through a combination of such methods and also may offer or sell the Securities directly to one or more other purchasers. EPG may sell Securities as soon as practicable after effectiveness of the Registration Statement of which this Prospectus is a part.

     A Prospectus Supplement will set forth the terms of the offering of the particular series of Securities offered thereby, including: (i) the name or names of any underwriters or agents; (ii) the initial public offering or purchase price of such series of Securities; (iii) any underwriting discounts, commissions, and other items constituting underwriters' compensation and any other discount, concessions, or commissions allowed or reallowed or paid by any underwriters to other dealers; (iv) any commissions paid to any agents; (v) the net proceeds to EPG from the sales; and (vi) any securities exchanges or markets on which the Securities may be listed.

     Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Securities, the obligations of the underwriters to purchase such series of Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Securities will be obligated to purchase all of the Securities of such series allocated to it if any such Securities are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed, or paid to dealers may be changed from time to time.

     The Securities may be offered and sold by EPG directly or through agents designated by EPG from time to time. Unless otherwise indicated in the related Prospectus Supplement, each such agent will be acting on a best efforts basis for the period of its appointment. Any agent participating in the distribution of Securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the Securities so offered and sold. The Securities also may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to such series of Securities. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with EPG, to indemnification by EPG against certain civil liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, EPG in the ordinary course of business.

     Other than Common Stock, all Securities offered will be a new issue of securities with no established trading market. Any underwriter to whom Securities are sold by EPG for public offering and sale may make a market in such Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The Securities may or may not be listed on a national securities exchange or a foreign securities exchange, except that the Common Stock is listed on the NYSE. Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance. No assurance can be given as to the liquidity of or the trading markets for any Securities.

                                 LEGAL MATTERS

     The validity of the Securities will be passed upon for EPG by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. If the Securities are being distributed in an underwritten offering, the validity of the Securities will be passed upon for the underwriters by counsel identified in the related Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements and financial statement schedules of EPG as of December 31, 1995 and 1994, and for the years ended December 31, 1995, 1994, and 1993, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of such firm as experts in accounting and auditing.

     The following financial statements and schedules are included or incorporated by reference in the Joint Proxy Statement-Prospectus, which has been filed as an exhibit to the November Current Report, which November Current Report is incorporated by reference in this Prospectus (each of the following capitalized terms has the meaning assigned to it in the Joint Proxy Statement-Prospectus):

          (i) (A) the Businesses of Tenneco Energy, (B) the Businesses of New Tenneco, and (C) the Businesses of Newport News, each of which, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports; and

          (ii) the combined financial statements of Mobil Plastics Division of Mobil Oil Corporation for the period December 29, 1994 to November 17, 1995 and the year ended December 28, 1994 included in the Joint Proxy Statement-Prospectus which was included as an exhibit to the November Current Report, which is incorporated by reference herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein. Such financial statements have been incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE UNDERWRITERS OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
Prospectus Supplement Summary.........   S-3
Risk Factors..........................  S-10
Forward-Looking Statements............  S-14
Use of Proceeds.......................  S-14
Price Range of Common Stock and
  Dividend Information................  S-15
Capitalization........................  S-16
The Company...........................  S-17
Underwriting..........................  S-23
Legal Matters.........................  S-24
Unaudited Pro Forma Financial
  Information.........................  S-25
PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Use of Proceeds.......................     4
Ratio of Earnings to Fixed Charges and
  Ratio of Earnings to Combined Fixed
  Charges and Preferred and Preference
  Stock Dividend Requirements.........     4
Description of Debt Securities........     5
Description of Capital Stock..........    12
Plan of Distribution..................    15
Legal Matters.........................    16
Experts...............................    16

                                2,750,000 SHARES

                              EL PASO NATURAL GAS
                                    COMPANY

                                  COMMON STOCK

                   ------------------------------------------

                             PROSPECTUS SUPPLEMENT
                   ------------------------------------------

                          DONALDSON, LUFKIN & JENRETTE
              SECURITIES CORPORATION

                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                                            , 1997

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